As filed with the Securities and Exchange Commission on May 20, 2002
Registration No. 333-88220

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
AMENDMENT NO. 1
TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ChipPAC, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0463048
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

47400 Kato Road, Fremont, California 94538
(510) 979-8000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Dennis P. McKenna
Chairman of the Board, Chief Executive Officer and President
ChipPAC, Inc.
47400 Kato Road, Fremont, California 94538
(510) 979-8000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Eva Herbst Davis, Esq.	Stephen L. Burns, Esq.
Kirkland & Ellis	Cravath, Swaine & Moore
777 South Figueroa Street	Worldwide Plaza
Los Angeles, California 90017	825 Eighth Avenue
(213) 680-8400	New York, New York 10019
(212) 474-1000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Class A Common Stock, par value $.01 per share	13,800,000	$10.10	$139,380,000	$12,823

(1)	Includes 1,800,000 shares of Class A common stock issuable upon exercise of the underwriters’ over-allotment option.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sales prices of the Class A common stock on May 10, 2002.

(3)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 20, 2002

12,000,000 Shares

Class A Common Stock

We are offering 12,000,000 shares of our Class A common stock. Our Class A common stock is listed on The Nasdaq National Market under the symbol “CHPC.” The last reported sale price of our Class A common stock on May 16, 2002 was $10.78.

The underwriters have an option to purchase a maximum of 1,800,000 additional shares to cover over-allotments of shares.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 8.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to ChipPAC, Inc.
Per Share		$		$		$
Total	$		$		$

Delivery of the shares of Class A common stock will be made on or about                , 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
Sole Book-Running Manager

Merrill Lynch & Co.
Joint Lead Manager

Thomas Weisel Partners LLC
Joint Lead Manager

SoundView Technology Group

The date of this prospectus is                , 2002.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

In this prospectus, the “Company,” “ChipPAC,” “we,” “us” and “our” refer to ChipPAC, Inc. and our subsidiaries unless the context otherwise requires. Our principal executive offices are located at 47400 Kato Road, Fremont, California 94538, and our telephone number is (510) 979-8000.

INDUSTRY DATA

In this prospectus, we rely on and refer to information regarding the semiconductor market and its segments and competitors from Cahners In-Stat, which provides research and analysis on the digital communications sector, the Semiconductor Industry Association, which tracks semiconductor industry statistics, and other market reports, analyst reports and publicly available information. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

i

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including “Risk Factors” and the additional information, including the financial data and related notes included or incorporated by reference in this prospectus, before making an investment decision.

ChipPAC

We are a leading semiconductor manufacturing services provider, offering a full-portfolio of semiconductor assembly, test and distribution services. We assembled 1.7 billion semiconductor devices in 2001 for use in computing, communications, industrial, automotive and consumer applications. Our global manufacturing enterprise serves the manufacturing and service needs of some of the largest semiconductor companies in the world. We work to shape solutions for our customers through the application of advanced design, assembly and test technologies delivering on-time solutions that enable faster, thinner, more complex semiconductors that consume less power.

We offer one of the broadest portfolios of semiconductor package and test services in the industry, designed to provide customers with comprehensive end-to-end services and to allow our customers to consolidate their service needs with one supplier. This broad product portfolio strategy allows us to offer services that address virtually all of the packaging and test needs of the $139 billion semiconductor market, and this breadth has contributed to our positive gross margins in each quarter of 2001 and the first quarter of 2002.

We are a leader in manufacturing of some of the most advanced packaging types:

•	Ball Grid Array or BGA;

•	Flip-chip;

•	Chip-scale; and

•	System-in-Package, or SiP, technologies.

Our focus on advanced packaging technology and related high-end test services makes us one of the leading providers of products that address the needs of semiconductors used in wireless local area network or WLAN, wireless handset applications, advanced graphics in computing, consumer applications and computing chipsets. Additionally, we provide a full suite of leaded integrated circuit or IC packaging, the largest volume portion of the overall industry and our business. We are the leader in packaging for power applications that are used in broad industrial, automotive, computing and consumer applications. As consumers demand smaller electronic devices with more functionality, there is a greater requirement for power regulation and generation, which we expect to drive demand for our power packages. Our comprehensive test services support digital logic, memory, analog, RF and mixed signal products with wafer sort, program design, conversion and optimization, along with final test services.

We operate four manufacturing facilities that have over 1.5 million square feet of floor space and are located in three countries. Our manufacturing base strategically positions us to address the geographical growth opportunities of each country, to manage the cost differences of each location and to tailor our production needs to the specialized capabilities of each site. We believe that competitors who are positioned with only a single site will be at a considerable disadvantage as customers look to reduce their suppliers to those with global capabilities.

In addition to providing assembly and test services on a global basis, we are the largest semiconductor packaging and test service provider in mainland China. Our early entry and leadership in China is a key strategic advantage for us. China is the fastest growing market for semiconductors and electronic products in the world. According to Cahners In-Stat, within the next ten years, China will be the second largest market in the world for semiconductors. We have invested approximately $180.0 million to develop our China facility thereby giving us productive manufacturing square footage that we estimate currently to be 2.5 times that of our nearest competitor, and providing a proven infrastructure that is attracting a growing base of customers.

We are a leading developer of packaging technology. We introduced eight new products in 2001 to address the growth markets of computing, broadband access, wireless, home entertainment and power management. Based on an industry design-in to production cycle of six to 18 months, we believe that each of these product families will be key contributors to our revenue growth in 2002 and beyond. Over the past year we have improved our product development process and shortened our delivery to production cycle time, positioning us to continue to introduce seven or more new products each year.

In addition, the current technology mix in semiconductors is continuing to shift. The semiconductor package is becoming a more integral function of the overall chip and system performance. Our on-line design and characterization process, known as SmartDESIGN™, helps better define these combinations to achieve optimum results and time to market execution for our customers. Our SmartDESIGN™ process is a proprietary web-based design collaboration system that provides a higher rate of product qualification, improved technical performance and shorter time-to-market service for our customers. This system enables us to link to our customers via the internet to perform package design, electrical, thermal, and mechanical analysis and to model board level reliability.

The recent cyclical downturn in the semiconductor industry has focused our customers on their core competencies of design, applications support and market development, thereby creating a greater opportunity for outsourcing of packaging and test services to independent packagers like ChipPAC. We believe that the lack of investments in assembly and test capacity by vertically integrated semiconductor manufacturers during this recent downturn is leading to enhanced volume levels and greater price stability as the semiconductor market begins a recovery. Historically, outsourced semiconductor manufacturing services have grown faster than the overall semiconductor market as the outsourced percentage has increased over time.

We have strategically located our operations to take advantage of the industry outsourcing trends. Our manufacturing sites are located in Shanghai, China, Ichon, South Korea and Kuala Lumpur, Malaysia. Our headquarters are in Fremont, California, the heart of Silicon Valley and, together with sales offices throughout the world, we are near key customers providing the distinct ability to work closely with them. We provide around the clock design and characterization support to customers with design centers located in Arizona, Ichon, South Korea and Kuala Lumpur, Malaysia.

Competitive Strengths

We believe our core strengths are as follows:

•
High End Technology Expertise—We are one of the world’s largest providers of outsourced BGA packages, which accounted for approximately 55.3%, 53.4% and 61.5% of our packaging revenue for the three months ended March 31, 2002, and the years ended December 31, 2001 and 2000, respectively. Our BGA packages are used for most high-end applications such as providing non-microprocessor packaging requirements for computing and communications devices, including graphics for nVIDIA Corporation, personal computer chipsets for Intel Corporation, Code Division Multiple Access or CDMA chipsets for Qualcomm Incorporated and flash memory for wireless handsets. Our advanced package portfolio also includes next generation flip-chip technology for system on a chip, or SOC, which is used in network servers and telecom switching devices, as well as multi-die packaging for digital signal processors, or DSPs, and other wireless chips. We believe that our advanced technology expertise and our commitment to research and development will enable us to continue to shape solutions for next generation semiconductor packages.

•
Leader in Growing Power/Analog Segment—We are the leader in high-volume semiconductor assembly and test services for discrete, analog, RF and mixed-signal technologies for power products. Power products manage the electricity requirements for multiple components, ensuring an accurate and efficient flow of voltage so electronic devices run longer and more efficiently. Our Malaysian operation is located in Kuala Lumpur, less than 200 miles from Singapore. From this facility we support a number of the world’s major power and analog semiconductor manufacturers, including Fairchild Semiconductor International, Inc., NEC Corporation, STMicroelectronics, Inc. and Vishay Intertechnology, Inc. As electronics become increasingly global, portable, complex and performance-driven, the demand for power regulation increases exponentially. A broad and fast-growing range of end markets, including portable devices, household appliances, automotive systems and telecommunications, will continue to drive power semiconductor usage and the demand for our power products.

•
Leader in China—We are the largest packaging and test foundry in China. Our facility which is located in Shanghai was established in 1994 and has 442,000 square feet of productive manufacturing floor space with significant expansion opportunities on our 26-acre site. In order to accommodate an anticipated significant increase in business at our China facility, we are evaluating plans for future expansion in China. Our experienced workforce in China enabled us to be the first independent provider of chip-scale packages in that country. Our leadership in China strategically positions us to be the portal into China for our customers wanting local content for products sold into the Chinese market. China is currently the largest market for wireless handsets and the fastest growing market for personal computers, driven largely by domestic sales. With China emerging as a key market for end device demand, it has become increasingly important for our customers to obtain access to this market. China is projected to be the second largest market in the world for semiconductors by 2010 and we are positioned to benefit from this growth with our leadership in this important geographic end market.

•
Excellence in High Volume Advanced Package Production—South Korea is our center of excellence for advanced package production and research and development. Located in Ichon, South Korea, 50 miles southeast from Seoul, it is conveniently situated near key customers and transportation points. Having operated in this location for over eighteen years, we have a highly skilled, dedicated and mature workforce. Our South Korean plant is well known for operational excellence in high volume manufacturing of some of the industry's most advanced packaging technology. This performance has been recognized by customers such as Intel, International Business Machines Corporation, LSI Logic Corporation and GlobespanVirata, Inc., as well as through strong partnerships with key customers under long-term agreements.

•
New and Diversifying Customer Base—We continue to diversify our customer base and end markets. In 2001, we provided services to over 70 customers worldwide. We increased our customer diversification by adding 27 new customers in 2000, 16 in 2001 and 10 to date in 2002. During these periods our new customers included Mitsubishi Electric Corporation, NEC, Semtech Corporation, Texas Instruments Incorporated and United Microelectronics Corporation. In particular, we added six new customers in the power semiconductor segments. Excluding the effect of our largest customer in the computing segment, the total revenue from the rest of our customer base grew at a compound rate of 36.9% from 1999 through 2001.

•
Long-Term Partnership with Key Customers—We received approximately 65.9% of our revenue for the year ended December 31, 2001 from customers with whom we have long-term agreements. We believe these agreements provide a competitive advantage during cycles as price incentives and volume terms ensure a leading outsourced position with these customers. We have entered into a supply agreement with Qualcomm under which we will provide packaging and test services for their CDMA chipsets and RF components. We have a supply agreement with Fairchild to supply discrete power products for silicon-based power devices for the computer, communications, industrial, automotive and space and defense end-user markets. We also have an agreement with Intersil Corporation to assemble and test its PRISM® wireless LAN chipsets as well as its other analog and mixed signal semiconductors. We support LSI Logic’s flip-chip technology through a license and supply agreement.

•
Among the Leaders in Growing Test Services—Through our long-term partnerships and existing customer base, we are well positioned to capitalize on the rapid growth of outsourced testing by semiconductor producers. This growth in outsourced testing is driven by the increasing demand for mixed-signal and high performance logic devices that require greater capital expenditures on testing equipment. We have made significant capital expenditures on testing equipment that provides us with the capability to test mixed-signal, digital logic, memory, power and RF devices. By increasing our emphasis on our test business and adding capacity we have improved our test revenue as a percentage of overall revenue and we expect this trend to continue. Our test business revenue grew to $45.5 million in 2001, an increase of $35.0 million from $10.5 million in 1999. By increasing our emphasis on our test business and adding test capacity, we have significantly increased our capabilities to support our customers growing demand for assembly and test services. The test segment of our business achieves higher margins than packaging and thus, as we expand test services as a percentage of our overall business, our margins should expand.

Our key customers include many of the world’s largest and most prominent semiconductor manufacturers including: Atmel Corporation, Fairchild, IBM, Intel, Intersil, LSI Logic, nVIDIA, Qualcomm, Samsung Semiconductor, and STMicroelectronics. In addition, we consistently rank among the top packaging and test providers to our customers and have received numerous quality awards in recent years, including supplier of the year recognition from Intersil, LSI Logic and Virata Corporation in 2001 and the Preferred Quality Supplier Award from Intel in 2001.

Business Strategy

Our business strategy is to utilize our core strengths in manufacturing and our leadership in technology to grow our outsourcing relationships with semiconductor manufacturers and fabless semiconductor manufacturers. To achieve these goals, we will:

•
develop new packaging technology that will address the needs of targeted end markets, that will attract new customers and that will allow us to become early stage partners with our customers in new semiconductor designs;

•	expand our testing business to capitalize on the growing trend for outsourced testing services;

•	utilize our product breadth, technology and geographic locations to secure relationships with new and existing semiconductor foundries that are servicing the fabless semiconductor manufacturers;

•	pursue strategic acquisitions in the fragmented packaging and test industry, including acquisitions of facilities owned by semiconductor manufacturers; and

•	continue to implement long term partnership agreements to further strengthen our technology partnerships with key customers and to expand our customer base.

The Offering

Class A common stock offered	12,000,000 shares

Class A common stock to be outstanding after this offering	93,078,449 shares

Voting rights	Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders.

Use of proceeds of this offering	We intend to use at least 50% of the net proceeds of this offering to pay down our term loans. We intend to use the remaining net proceeds of this offering for general corporate purposes.

Nasdaq National Market symbol	CHPC

The number of shares of our Class A common stock to be outstanding after this offering in the table above is based on the number of shares outstanding as of March 31, 2002 and does not include:

•	shares issuable upon exercise of outstanding options under our 1999 Stock Option Plan, of which 1,194,576 were issuable as of March 31, 2002 at a weighted average exercise price of $7.282 per share;

•
shares issuable upon exercise of outstanding options under our 2000 Equity Incentive Plan, of which 5,287,686 were issuable as of March 31, 2002 at a weighted average exercise price of $3.306 per share; and

•	shares available for future grants under our 2000 Equity Incentive Plan, of which 6,451,089 were available as of March 31, 2002.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters. If the over-allotment option is exercised in full, ChipPAC will issue and sell an additional 1,800,000 shares of Class A common stock.

Our long-time stockholders have waived their piggy-back registration rights and will not sell any shares in conjunction with this offering.

Summary Historical Financial Data

The following summary historical financial data for each of the years in the three-year period ended December 31, 2001 were derived from our audited financial statements and as of and for the three months ended March 31, 2002 were derived from our unaudited financial statements, all of which are incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference.”

The as adjusted balance sheet data as of March 31, 2002 gives effect to this offering and the application of the net proceeds from this offering, as if they had occurred at that date. See “Use of Proceeds.”

The following table should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the related notes included or incorporated by reference in this prospectus.

	Years Ended December 31,			Three Months Ended March 31, 2002
	1999	2000	2001
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenue	$375,530	$494,411	$328,701	$79,213
Gross profit	58,042	109,144	31,113	9,555
Operating income (loss)	12,619	62,330	(55,229)	(2,555)
Net income (loss)	$(7,308)	$12,056	$(93,736)	$(11,545)

Net income (loss) available to common stockholders	$(11,528)	$2,869	$(93,736)	$(11,545)

Net income (loss) per common share available to common stockholders:
Basic	$(0.30)	$0.05	$(1.36)	$(0.15)
Diluted	(0.30)	0.05	(1.36)	(0.15)

Weighted average common shares outstanding:
Basic	38,935	57,067	68,878	76,794
Diluted	38,935	58,253	68,878	76,794

Pro Forma Statement of Operations Data(1):
Pro forma net loss per common share available to common stockholders:
Basic			$(0.98)	$(0.12)
Diluted			(0.98)	(0.12)
Pro forma weighted average common shares outstanding:
Basic			86,039	86,840
Diluted			86,039	86,840
Other Financial Data:
Depreciation	$55,894	$41,742	$52,658	$12,219
Amortization	1,581	5,257	7,251	1,170
Capital expenditures	57,856	93,174	46,392	7,773

	As of March 31, 2002
	Actual	As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$64,345	$125,394
Accounts receivable less allowance for doubtful accounts	31,058	31,058
Working capital	6,336	67,385
Total assets	450,454	508,246
Total long-term debt	300,369	240,138
Total stockholders’ equity	30,830	149,671

(1)
The pro forma statement of operations data gives pro forma effect to (a) this offering and the application of 50% of the net proceeds therefrom to pay down the term loans under the senior credit facility as described under “Use of Proceeds”and (b) the January 2002 common stock offering and the application of $62.4 million of the net proceeds therefrom, representing 98% of the net proceeds, to pay down a portion of the senior credit facility, in each case, as if they had occurred as of the beginning of the periods presented. In accordance with Article 11 of Regulation S-X, in calculating the pro forma statement of operations data, we have included only a percentage of the shares from this offering and from the January 2002 common stock offering equal to the percentage of the net proceeds of such offerings that will be or have been applied to repay amounts under our senior credit facility. The included shares consist of: (a) 6,000,000 shares from this offering, representing 50% of the common shares issued as part of this offering, and (b) 11,161,000 shares from the January 2002 common stock offering, representing 98% of the common shares issued as part of that offering. As a result, the pro forma per share calculations exclude 6,264,600 shares, the net proceeds of which have been allocated to general corporate purposes. The unaudited pro forma statement of operations data does not purport to represent what our results of operations actually would have been if the transactions had actually occurred as of the beginning of the periods presented or what such results will be for any future periods.

(2)
Reflects the sale by us of 12,000,000 common shares in this offering at an assumed public offering price of $10.78 per share less underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds from this offering. See “Use of Proceeds.”

RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this document in analyzing an investment in our Class A common stock. We believe that the risks and uncertainties described below are the current material risks facing us. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer. In that case, the trading price of our publicly traded Class A common stock could fall, and you may lose all or part of the money you invested.

Failure to comply with any of our existing covenants in our senior credit facility would constitute a default under the senior credit facility. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us.

The semiconductor industry is cyclical and periodic downturns of demand in the semiconductor industry will create weakness in demand for packaging and test services. As a result, these downturns could have an adverse affect on our cash flow from operations. The downturn in 2001 was the worst decline in semiconductor industry history and, correspondingly, was our worst decline in demand for our services. We believe that our existing cash balances, cash flows from operations, available equipment lease financing and available borrowings under our senior credit facility provide sufficient cash resources to meet our projected operating and other cash requirements for the next twelve months. We have signed an amendment to our senior credit facility pursuant to which, among other things, our senior lenders waived compliance with our financial covenants until December 31, 2002 and replaced those covenants with new covenants that apply for the year ended December 31, 2002, which we believe better reflect current conditions in the semiconductor industry. We are currently seeking an additional amendment to our senior credit facility which would, among other things, amend or eliminate our financial covenants. We cannot assure you that we will be able to remain in compliance with all of our other existing covenants. Failure to comply with any of our existing covenants would constitute a default under the senior credit facility. A default could cause a cross default under the indenture for our senior subordinated notes, which in turn could cause a substantial majority of our aggregate indebtedness to become due and payable immediately. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us. We may not be able to accurately predict when the semiconductor industry will turn down again.

The cyclicality of the semiconductor industry could adversely affect our operating results.

Our operations are substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has experienced significant economic downturns characterized by reduced product demand and production overcapacity which can result in rapid erosion of average selling prices.

Our operating results for the three months ended March 31, 2002 and the year ended December 31, 2001 declined from the three months ended March 31, 2001 and the year ended December 31, 2000.

Our gross margins, net income and operating income for the three months ended March 31, 2002 and the year ended December 31, 2001 decreased as compared to our results in the three months ended March 31, 2001 and the year ended December 31, 2000, as a result of a decline in our revenue. Our revenue and net loss for the three months ended March 31, 2002 were $79.2 million and $11.5 million, respectively, compared to the $89.9 million and $9.7 million for the three months ended March 31, 2001. Our revenue and net loss for the year ended December 31, 2001 were $328.7 million and $93.7 million, respectively, compared to the $494.4 million and net gain of $2.9 million for the year ended December 31, 2000. The decline is attributable to the semiconductor industry demand slowdown and resulting inventory buildup caused by ongoing end market demand weakness. We cannot assure you that our business will not continue to decline or that our performance will improve.

Our profitability is affected by average selling prices which tend to decline.

Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically. This pricing pressure for packaging and test services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged or tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop and market new technologies, we may not remain competitive within the semiconductor packaging industry.

The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of packaging services. As a result, we expect that we will need to continually introduce more advanced package designs in order to respond to competitive industry conditions and customer requirements. The requirement to develop, license and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. Any failure by us to achieve advances in package design or to obtain access to advanced package designs developed by others could reduce our growth prospects and operating income.

The intensity of competition in our industry could result in the loss of our customers, which could adversely affect our revenue and profits.

We face substantial competition from a number of established independent packaging companies and with the internal capabilities of many of our largest customers. Each of our primary competitors has significant operational capacity, financial resources, research and development operations, and established relationships with many large semiconductor companies, which are current or potential customers of ours. Furthermore, our competitors may in the future capture our existing or potential customers through superior responsiveness, service quality, product design, technical competence or other factors, which we view as principal elements of competition in our industry. In addition, our primary customers may, in the future, shift more of their packaging and test service demand internally. As a result, we may have reduced revenue and profits.

Our research and development efforts may not yield profitable and commercially viable services; thus, we may have significant short-term research and development expenses, which will not necessarily result in increases in revenue.

Our research and development efforts may not yield commercially viable packages or test services. The qualification process for new customers is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenue.

We could lose customers, and thus revenue, if we cannot maintain the quality of our services.

The semiconductor packaging process is complex and involves a number of precise steps. Defective packaging can result from a number of factors, including the level of contaminants in the operational environment, human error, equipment malfunction, use of defective materials and plating services and inadequate sample testing. From time to time, we expect to experience lower than anticipated yields as a result of these factors, particularly in connection with any expansion of capacity or change in processing steps. In addition, our yield on new packaging could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards or acceptable yields, if significant and sustained, could result in the loss of customers, delays in shipments, increased costs and cancellation of orders.

Our business may be adversely affected by the loss of, or reduced purchases by any large customer. Additionally, we may encounter difficulties in soliciting new customers.

Semiconductor packaging companies must pass a lengthy and rigorous qualification process that can take up to six months at a cost to the customer of approximately $250,000 to $300,000. If we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with a limited number of customers accounting for a significant portion of our revenue. Moreover, we believe that once a semiconductor company has selected a particular packaging and test foundry company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a particular or potential customer once it selects another vendor’s packaging services.

We may not be able to continue to implement our cost saving strategy. Even if we do, it may not reduce our operating expenses by as much as we anticipated.

In response to the recent weakness in demand for semiconductors, we implemented cost saving measures, including significant reduction in our workforce, furloughs, reduced work shift schedules, reductions in discretionary spending, reduced materials cost and lower capital expenditures and redesign of our manufacturing processes to improve productivity.

As a result of these cost saving measures, we expensed $3.0 million and $1.8 million of restructuring charges during the first and fourth quarters of 2001, respectively. The entire first quarter charge of $3.0 million was related to employee separations and furloughs. The fourth quarter charge of $1.8 million related to employee separations. During the three months ended March 31, 2002, we utilized $0.3 million of the restructuring accrual. However, we cannot assure you that these cost saving measures will increase productivity or that the expected net savings will occur during this period or at any other time in the expected amounts, if at all. In fact, our cost saving measures could inadvertently cause adverse effects to our revenue, as it could create inefficiencies in our business operations, result in labor disruptions and limit our ability to expand and grow our business.

Our stock price has fluctuated significantly in the past, and the market price of our Class A common stock may be lower than you expect.

Since our initial public offering on August 8, 2000, the closing price of our Class A common stock has fluctuated significantly, ranging from a low of $1.88 to a high of $18.50 per share. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	rating changes by research analysts;

•	strategic actions by us or our competitors, such as acquisitions;

•	general market conditions; and

•	general economic factors unrelated to our performance.

The stock markets in general, and the markets for technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to our stock price.

Some of our long-time stockholders have the right to require us to register the public sale of their shares; all of our total outstanding shares of Class A common stock may be sold into the market; future sales of those shares could depress the market price of our Class A common stock.

The public market for our Class A common stock includes 11,500,000 shares of Class A common stock that we sold in our initial public offering, an additional 11,425,600 shares of Class A common stock that we sold to the public in January 2002 and, after giving effect to this offering, will include an additional 12,000,000 shares of Class A common stock, assuming that the underwriters do not exercise their over-allotment option. At the time of our initial public offering, there were 55,631,718 additional shares of our Class A common stock outstanding. Following this offering, we expect to have 93,090,375 shares of Class A common stock outstanding, assuming that the underwriters do not exercise their over-allotment option. Those people and entities who were our stockholders prior to our initial public offering are able to sell their shares in the public market, subject to legal restrictions on transfer. Some of our stockholders prior to our initial public offering are parties to agreements with us that provide for demand registration rights to cause us to register under the Securities Act of 1933, as amended, or the Securities Act, all or part of their shares of our Class A common stock, as well as piggyback registration rights. Our long-time stockholders have waived their piggy-back registration rights and will not sell any shares in conjunction with this offering. Currently, approximately 46,415,146 shares of our Class A common stock have restrictions on resale and are subject to these registration rights. We believe that all of the other shares of our Class A common stock are freely tradable. Registration of the sale of these restricted shares of our Class A common stock would permit their sale into the market immediately. If our stockholders sell a large number of shares, the market price of our Class A common stock could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. Moreover, the perception in the public market that these stockholders might sell shares of our Class A common stock could depress the market price of the Class A common stock. See “Shares Eligible for Future Sale.”

As of May 1, 2002, we had 81,090,375 shares of our Class A common stock outstanding. All of these shares are freely tradeable without restriction under the Securities Act, except for any shares which may be held or acquired by an affiliate of our company, as that term is defined in Rule 144 promulgated under the Securities Act. We believe that affiliates hold approximately 41,089,780 shares of common stock, and that those shares could only be sold over the next 12 months in accordance with the volume and manner of sale limitations set forth in Rule 144.

Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

Provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors and would limit the circumstances in which a premium may be paid for our Class A common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

•	the authority of the board to issue, without stockholder approval, preferred stock with terms as the board may determine.

Our substantial indebtedness could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.

As of March 31, 2002, our total indebtedness was $356.8 million. Our substantial indebtedness could have important consequences to you. For example, it could:

•
increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	place us at a competitive disadvantage relative to our competitors that have less debt; and

•
limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds. Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our ability to increase our revenue and profitability and meet our growth objectives.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt which could increase the risks created by our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. Our senior credit facility provides for revolving loans up to $50.0 million, including letters of credit. In addition, we have the ability to increase our revolving line of credit by $25.0 million without further consent from our existing lenders. Additionally, the indenture for the existing senior subordinated notes permits us to incur additional indebtedness if we meet a test measuring our cash flow relative to our required interest payments. This indenture also allows us to incur debt under our senior credit facility. The indenture for our convertible notes does not limit our ability to incur additional indebtedness. All of the borrowings under our senior credit facility are secured by all of our assets and those of our subsidiaries, except those of our Chinese operating subsidiary. The addition of new debt to our current debt levels could intensify the debt-related risks that we now face that are described above.

Your right to receive payments on the Class A common stock is junior to the company’s existing and, possibly future, senior and subordinated indebtedness. It is possible, therefore, that you may receive no compensation of any kind relating to the Class A common stock if there is a bankruptcy, liquidation or similar proceeding affecting us.

The Class A common stock ranks behind all of our existing indebtedness, including our guarantees of our subsidiary’s obligations under the senior credit facility and our subsidiary’s existing 12 3/4% senior subordinated notes. The Class A common stock also ranks behind all of our future borrowings, except any future indebtedness that expressly provides that it ranks with, or subordinated in right of payment to, the Class A common stock. As a result, upon any distribution to our creditors, in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, we will have to pay the holders of debt senior to the Class A common stock in full before we can make any payment on the Class A common stock. Moreover, the Class A common stock will be structurally subordinated to all liabilities, including trade payables, of our subsidiaries and any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the Class A common stock to share in those assets, would be subordinate to the claims of the subsidiaries’ creditors.

In addition, all payments on the Class A common stock will be blocked in the event of a payment default on our senior and subordinated debt, including borrowings under the senior credit facility, and may be blocked for specified periods in the event of non-payment defaults on certain senior debt.

The senior credit facility and the indenture governing our 12 3/4% senior subordinated notes impose limitations on how we conduct our business; as a result, we may not be able to pursue strategies that could be in the best interests of holders of our stock.

The senior credit facility and the indenture governing our 12 3/4% senior subordinated notes contain restrictions on us that could increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Specifically, these restrictions limit our ability to:

•	incur additional debt;

•	pay dividends and make other distributions;

•	prepay subordinated debt;

•	make investments and other restricted payments;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell assets;

•	enter into transactions with affiliates; and

•	consolidate or merge.

Our senior credit facility contains financial covenants that require us to meet specified financial tests, including, without limitation, a minimum interest coverage ratio, a maximum leverage ratio, a minimum fixed charge coverage ratio, a maximum senior leverage ratio and a minimum consolidated adjusted EBITDA amount. As a result of these restrictions, we may not be able to pursue business strategies that could be in the best interest of the holders of our notes and stock. On December 31, 2001 we signed an amendment to our senior credit facility pursuant to which our senior lenders waived compliance with our financial covenants until December 31, 2002 and replaced those covenants with new covenants that apply for the year ended December 31, 2002, which we believe better reflect current conditions in the semiconductor industry. The amendment stipulated that we must raise at least $20.0 million of net proceeds of permitted junior capital and prepay the outstanding senior credit facility on or prior to March 1, 2002 in an aggregate principal amount equal to the greater of (i) $20.0 million and (ii) 50% of those net proceeds. We fulfilled this requirement with our common stock offering in January 2002.

The covenants waived for 2002 under the most recent bank amendment include: (1) the minimum interest coverage ratio of 1.6 to 1.0 through March 31, 2002, 1.75 to 1.0 through June 30, 2002 and 1.85 to 1.0 through December 31, 2002; (2) the maximum leverage ratio of 5.0 to 1.0 through June 30, 2002 and 4.5 to 1.0 through December 31, 2002; and (3) the maximum senior leverage ratio of 2.5 to 1.0 through December 31, 2002. These three covenants were waived under the current amendment and replaced for 2002 with (1) a minimum consolidated adjustable EBITDA amount of $30.0 million, $26.0 million, $32.0 million and $40.0 million for the twelve months ended March 31, June 30, September 30 and December 31, 2002, respectively, and (2) a new maximum capital expenditure amount of $30.0 million for 2002. Pursuant to a prior amendment, the minimum fixed charge coverage ratio of 1.05 to 1.0 was waived through December 31, 2002.

At March 31, 2002, we were in compliance with all of our financial covenants. For the three months ended March 31, 2002, our consolidated capital expenditures were approximately $7.8 million. Our consolidated adjusted EBITDA for the twelve months ended March 31, 2002 was $43.5 million.

We are currently seeking an amendment to our senior credit facility which would, among other things, (1) revise the minimum interest coverage ratio to provide for a ratio of 1.5 to 1.0 for the periods ending December 31, 2002 through June 30, 2003, 1.75 to 1.0 for the periods ending September 30, 2003 through December 31,

2003, and 2.0 to 1.0 for periods ending thereafter; (2) reduce the maximum senior leverage ratio to 1.75 to 1.0 for the periods ending December 31, 2002 through September 30, 2003, and further reduce this ratio to 1.50 to 1.0 for periods ending thereafter; (3) permit a maximum senior leverage ratio and minimum interest coverage ratio of 1.5 to 1.0 for periods ending after the pay off of the term loans in full; and (4) eliminate our maximum leverage ratio, minimum fixed charge coverage ratio and capital expenditure covenants. We cannot assure you that our senior lenders will consent to this amendment. Whether or not we obtain this amendment, we believe we will remain in compliance with our financial covenants in 2002 although no assurance can be given.

If we fail to comply with the restrictions in the senior credit facility, a default may also occur under the indenture governing our 12 3/4% senior subordinated notes and any other financing agreements. This default may allow some creditors, if their respective agreements so provide, to accelerate payments owed on such debt as well as any other indebtedness as to which a cross-acceleration or cross-default provision applies. The creditors who may be entitled to accelerated payments in the event of a default are: (1) the holders of our 12 3/4% senior subordinated notes issued in the aggregate principal amount of $165.0 million, under an indenture dated July 29, 1999 by and among us, ChipPAC International Company Limited, and U.S. Bank, N.A. as trustee; and (2) the senior credit facility lenders, including Credit Suisse First Boston, New York branch, Bank One, N.A., Balanced High-Yield Fund II Limited, Citizens Bank of Rhode Island, Heller Financial, Inc., ARK II CLO 2001-1 Limited and IBM Credit Corporation, under our senior credit facility, dated as of August 5, 1999 by and among the us, ChipPAC International Company Limited, and Credit Suisse First Boston, New York branch as the administrative agent, collateral agent and sole lead arranger for the senior facility lenders. As of March 31, 2002, the senior credit facility was $136.2 million, all of which was utilized. In addition, our lenders may be able to terminate any commitments they had made to supply us with further funds.

Economic crisis in Asia where most of our suppliers are located could prevent us from securing adequate supplies of materials, which could, in turn, prevent us from meeting the requirements of our customers and result in a decrease in our revenue.

Most of our materials suppliers are located in Asia. Several countries in this region have experienced currency devaluation and/or difficulties in financing short-term obligations. We cannot assure you that the effect of an economic crisis on our suppliers will not impact operations, or that the effect on our customers in that region will not adversely affect both the demand for our services and the collectibility of receivables.

The failure of our vendors to supply sufficient quantities of materials on a timely basis could prevent us from fulfilling our customers’ orders. In addition, we may not be able to pass on any unexpected increase in the cost of these materials to our customers.

We obtain materials to fill orders for our packaging and test services directly from vendors. To maintain competitive packaging operations, we must obtain from our vendors, in a timely manner, sufficient quantities of acceptable materials at expected prices. We source most of our materials, including critical materials like laminate substrates, lead frames, mold compounds and gold wires, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely manner were substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

If we are unable to obtain capital equipment in a timely manner, we may be unable to meet the increased demands of our customers which could result in a decrease in our revenue.

Our facilities currently have sufficient packaging and test services capacity to meet the current and expected demands of our customers. Nonetheless, in the event there are significant increases in overall semiconductor demand or demand for some of our products and services, we may not be able to meet those increased demands of our customers. Moreover, because the semiconductor packaging and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our packaging and test services, could ultimately lead to a loss in market share and have a negative impact on our results of operations.

We depend upon intellectual property and license critical technology from Hynix Semiconductor, Motorola, Inc., Tessera, Inc., Fujitsu Limited, LSI Logic and Intersil. To the extent these licenses are not perpetual and irrevocable, our revenue could be materially adversely affected if our rights under these licenses expire or are terminated.

We seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. We may not obtain patent protection for the patent applications that we file, or if we are granted patents, those patents may not offer meaningful protection. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our packaging services, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology.

Any patents and utility model, design right and computer program right registrations obtained relating to technology that we developed prior to our recapitalization are owned by Hynix Semiconductor Inc., formerly Hyundai Electronics Inc. In connection with our recapitalization, we entered into a patent and technology license agreement by which Hynix Semiconductor granted us license to use specific intellectual property rights in our semiconductor packaging and test activities. We expect to seek patents and utility model, design right and computer program right registrations, as applicable, on new packaging process and package design technologies that we develop as a means of protecting technology and market position.

We have a non-exclusive sublicense from Hynix Semiconductor to use patented BGA technologies owned by Motorola, which expires on December 31, 2002. Motorola licenses these patents to others, including our competitors. These BGA technologies contributed 46.0% of our revenue in 2001.

We have a worldwide, royalty-bearing, non-exclusive license agreement with Fujitsu Limited to technical information related to Fujitsu’s proprietary bump chip carrier technology. This license terminates in February 2006 but will be automatically renewed on an annual basis unless the parties provide notice of an intent to terminate it.

We have a worldwide, royalty-bearing, non-exclusive license under specified Tessera patents, technical information and trademarks relating to Tessera’s proprietary IC packages. This license will expire sometime after February 2018.

We also have three separate license agreements with LSI Logic under which we have worldwide, royalty-bearing, non-exclusive licenses to use LSI packaging technology and technical information to manufacture, use and sell flip-chip semiconductor devices having at least 200 solder balls, semiconductor device assemblies having an overall height of less than 1.2 millimeters and enhanced plastic ball grid array packaging. The LSI Logic license relating to flip-chip semiconductor devices becomes perpetual and irrevocable upon our payment of fees or January 1, 2004, whichever occurs first. The other two LSI Logic licenses are perpetual but may be terminated by LSI Logic in the event of our uncured breach or bankruptcy.

In addition, we have a worldwide, royalty-free, non-exclusive license under Intersil patents, copyrights and technical information which are used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable. Any intellectual property rights in the bonding diagrams, test programs, maskworks and test boards uniquely related to the Intersil products for which we provide packaging and test services are licensed to us only for use in providing those services.

To the extent these licenses are not perpetual and irrevocable, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor due to our uncured breach or bankruptcy. Alternatively, if we are able to renew these arrangements, we cannot assure you that they will be on the same terms as currently exist. Any failure to extend or renew these license arrangements could cause us to incur substantial liabilities and to suspend the packaging services and processes that utilized these technologies.

The loss of our skilled technical, marketing and sales personnel or our key executive officers could have a material adverse effect on our research and development, marketing and sales efforts.

Our competitiveness will depend in large part upon whether we can attract and retain skilled technical, marketing and sales personnel and can retain members of our executive team. Competition for skilled personnel is intense, and we may not be successful in attracting and retaining the technical personnel or executive managers we require to develop new and enhanced packaging and test services and to continue to grow and operate profitably. If we cannot attract or retain skilled personnel, we may not be able to operate successfully in the future.

If we encounter future labor problems, we may fail to deliver our products in a timely manner which could adversely affect our revenue and profitability.

Our employees at our Ichon, South Korea facility are represented by ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is effective to May 1, 2003. We are in the process of negotiating a new wage agreement with the union which we expect to be retroactive to May 1, 2002. As of March 31, 2002, approximately 75% of our employees were represented by the ChipPAC Korea Labor Union. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages.

New laws and regulations, currency devaluation and political instability in foreign countries, particularly in China, Malaysia and South Korea could make it more difficult for us to operate successfully.

For the years ended December 31, 2001, 2000 and 1999, we generated approximately 8.1%, 16.7% and 11.3% of total revenue, respectively, from international markets, primarily from customers in Southeast Asia and Europe. In addition, all of the facilities currently used to provide our packaging services are located in China, Malaysia and South Korea. Moreover, many of our customers’ operations are located in countries outside of the United States. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S., particularly in China, Malaysia and South Korea. If future operations are negatively affected by these changes, our sales or profits may suffer.

Fluctuations in the exchange rate of the U.S. dollar and foreign currencies could have a material adverse effect on our financial performance and profitability.

A portion of our costs are denominated in foreign currencies, like the South Korean Won, the Chinese Renminbi or RMB and the Malaysian Ringgit. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange gains or losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.

We could suffer adverse tax and other financial consequences if U.S. or foreign taxing authorities do not agree with our interpretation of applicable tax laws.

Our corporate structure is based, in part, on assumptions about the various tax laws, including withholding tax, and other relevant laws of applicable non-U.S. jurisdictions. We cannot assure you that foreign taxing authorities will agree with our interpretations or that they will reach the same conclusions. Our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or have the anticipated benefits of our corporate structure materially impaired.

Because the Malaysian business previously operated as a subsidiary of Intersil, our future financial results may be significantly different from those experienced historically.

Prior to our acquisition of our Malaysian business in 2000, it was operated as a subsidiary of Intersil. All the historical revenue of the Malaysian business represent intercompany sales to Intersil on terms determined by Intersil. Although we expect to retain this business pursuant to a five-year supply agreement with Intersil, volume, product mix and pricing may change in the future, and we cannot assure you that Intersil will perform under our supply agreement.

We entered into supply contracts with Intersil in connection with our acquisition of our Malaysian business and with Fairchild Semiconductor following Fairchild’s acquisition of Intersil’s discrete power business, and any decrease in the purchase requirements of Intersil or Fairchild or the inability of Intersil or Fairchild to meet its contractual obligations could substantially reduce the financial performance of our Malaysian subsidiary.

Prior to our acquisition of the Malaysian business, that business generated all of its revenue from the sale of products and services to affiliated Intersil companies. The revenue of the Malaysian business for the first six months of 2000 prior to our acquisition of it and for all of 1999 was $41.9 million and $101.9 million, respectively. As a result of our acquisition of the Malaysian business, we have numerous arrangements with Intersil, including arrangements relating to packaging and test services as a vendor to affiliated Intersil companies and other services. Any material adverse change in the purchase requirements of Intersil or in its ability to fulfill its other contractual obligations could have a material adverse effect on our Malaysian subsidiary. Moreover, we may be unable to sell any products and services to affiliated Intersil companies beyond the term of our five-year supply agreement with Intersil. In connection with Fairchild Semiconductor’s acquisition of Intersil’s discrete power business, we entered into an assignment agreement that assigned Intersil’s portion of the supply agreement relating to this business to Fairchild. We have also entered into a three-year IT services agreement with Intersil under which the Malaysian business will continue to obtain a number of these services from Intersil. We cannot assure you that
Fairchild will perform under the supply agreement or that Intersil will perform under the supply and services agreements or that upon termination of these agreements we will be able to obtain similar services on comparable terms.

We may not be able to consummate future acquisitions, and consequences of those acquisitions which we do complete may adversely affect us.

We plan to continue to pursue additional acquisitions of related businesses. The expense incurred in consummating the future acquisition of related businesses, or our failure to integrate those businesses successfully into our existing business, could result in our incurring unanticipated expenses and losses. We plan to continue to pursue additional acquisitions of related businesses in the future. We may be unable to identify or finance additional acquisitions or realize any anticipated benefits from those acquisitions.

Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

In addition, we may finance future acquisitions with additional indebtedness. We have a substantial amount of outstanding indebtedness and will, subject to compliance with our debt instruments, have the ability to incur additional indebtedness. We will be required to generate cash flow from operations to service that indebtedness and there can be no assurance that we will generate sufficient cash flow to service that indebtedness. We may be required to refinance our indebtedness upon its maturity, and we cannot assure you that we will be able to refinance our indebtedness at all or on terms acceptable to us.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which our securities trade, the markets in which we operate, our operations and our profitability.

Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Our current facilities include administrative, sales, and R&D facilities in the United States and manufacturing facilities in China, Malaysia and South Korea. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas.

Also as a result of terrorism, the United States may enter into an armed conflict which could have a further impact on our domestic and international sales, our supply chain, our production capability and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

A limited number of persons indirectly control us and may exercise their control in a manner adverse to your interests.

At May 1, 2002, Citicorp Venture Capital, Ltd. and its affiliates owned or had the right to acquire 23,849,397 shares or approximately 29.4% of our outstanding Class A common stock. Upon the completion of this offering, Citicorp Venture Capital, Ltd. will own approximately 25.6% of our outstanding Class A common stock, assuming that the underwriters do not exercise their over-allotment option. At May 1, 2002, funds affiliated with Bain Capital, Inc. owned 21,387,396 shares or approximately 26.4% of our outstanding Class A common stock. Upon the completion of this offering, funds affiliated with Bain Capital, Inc. will own approximately 23.0% of our outstanding Class A common stock. By virtue of this stock ownership, these entities collectively have the power to direct our affairs and will be able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Because a limited number of persons control us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise control over us in a manner adverse to your interests.

Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination.

We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of chemicals the company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. We cannot assure you that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon the company, curtail its operations, or restrict its ability to expand its operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject the company to future material liability.

FORWARD-LOOKING STATEMENTS

This prospectus, including the section entitled “Risk Factors,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks and other factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

While we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and other assumptions about ChipPAC including, among other things:

•	our business;

•	our growth strategy;

•	our growing test business, including expected increases in revenue attributable to this business;

•	our dependence on continuous introduction of new services based on the latest technology;

•	our ability to compete in the intensely competitive semiconductor packaging and test foundry industry;

•	our strategy of pursuing long-term partnership agreements and strategic acquisitions;

•	risks associated with our international business activities and with acquisition and integration of acquired companies;

•	our strategic position in China and our evaluation of plans for future expansion in China;

•	our dependence on proprietary information and technology and key personnel;

•	conditions in the semiconductor packaging and test foundry industry;

•	our response to general economic conditions, including economic conditions related to the semiconductor packaging and test foundry industry;

•	our fluctuating quarterly results;

•	liquidity and capital expenditures; and

•	our future financial position and sources of revenue.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

The net proceeds from the sale of 12,000,000 shares of Class A common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, based on the public offering price of $10.78 per share, are estimated to be approximately $122.1 million.

We intend to use at least 50% of the net proceeds of this offering to pay down our term loans. Our term loans had a weighted average interest rate of 5.9% for the three months ended March 31, 2002, have scheduled amortization payments each quarter and mature on July 31, 2005.

We intend to use the remaining net proceeds of this offering for general corporate purposes, which may include the pay down of indebtedness, working capital increases, acquisitions or capital expenditures. We expect from time to time to evaluate the acquisitions of businesses, products and technologies, for which a portion of the net proceeds may be used. Until we use the proceeds in this manner, we may temporarily use them to make short-term investments or reduce short-term borrowings.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is traded on The Nasdaq National Market under the symbol “CHPC.” Public trading of our Class A common stock began on August 9, 2000. Prior to that, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low last reported sale price per share of our Class A common stock as reported on the Nasdaq National Market.

As of May 1, 2002, there were 87 stockholders of record of our Class A common stock. The last reported sale price of our Class A common stock on May 16, 2002 was $10.78.

	High	Low
2000
Third Quarter (commencing August 9, 2000 and ending on September 30, 2000)	$18.500	$11.875
Fourth Quarter	11.688	2.625

2001
First Quarter	6.50	3.00
Second Quarter	10.44	3.80
Third Quarter	11.55	1.88
Fourth Quarter	8.35	1.91

2002
First Quarter	9.82	5.41
Second Quarter (through May 16, 2002)	11.51	8.42

DIVIDEND POLICY

We have not in the past paid, and do not expect for the foreseeable future to pay dividends on our Class A common stock. Instead, it is anticipated that all earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. The payment of dividends by us to holders of our Class A common stock is prohibited by our senior credit facility and is restricted by the indenture relating to our senior subordinated notes. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon, among other factors, the results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our actual capitalization as of March 31, 2002. It also sets forth our capitalization on an as adjusted basis for the sale of 12,000,000 shares of common stock by us at the public offering price of $10.78 per share, less underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds from the offering. See “Use of Proceeds.”

	March 31, 2002
	Actual	As Adjusted
	(In thousands, except share and per share amounts)
Cash and cash equivalents(1)	$64,345	$125,394

Total debt:
Current debt:
Revolving loans(1)	$50,000	$50,000
Line of credit	5,596	5,596
Current portion of term loans	818	—

	56,414	55,596

Long term debt:
Term loans under senior credit facility	85,369	25,138
12.75% Senior subordinated notes due 2009	165,000	165,000
8.0% Convertible subordinated notes due 2011	50,000	50,000

	300,369	240,138

Total debt	356,783	295,734

Stockholders’ equity:
Common stock, Class A—par value $0.01; 250,000,000 shares authorized; 81,078,000 shares issued and outstanding actual; 93,078,000 shares issued and outstanding, as adjusted	811	931
Common stock, Class B—par value $0.01; 250,000,000 shares authorized; no shares issued and outstanding actual; no shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	175,233	297,211
Receivable from stockholders	(691)	(691)
Accumulated deficit(2)	(153,692)	(156,949)
Accumulated other comprehensive income	9,169	9,169

Total stockholders’ equity	30,830	149,671

Total capitalization	$387,613	$445,405

(1)
On April 1, 2002, we applied $50.0 million of cash to pay down our revolving loans under our senior credit facility. Accordingly, borrowings of up to $50.0 million under the revolving loans are available for working capital and general corporate purposes.

(2)	Reflects the write-off of debt issuance costs related to the repaid portion of the term debt.

The table set forth above is based on shares of common stock outstanding as of March 31, 2002. This table excludes:

•	1,194,576 shares issuable upon exercise of outstanding options under our 1999 Stock Option Plan at a weighted average exercise price of $7.282 per share;

•	5,287,686 shares issuable upon exercise of outstanding options under our 2000 Equity Incentive Plan at a weighted average exercise price of $3.306 per share; and

•	6,451,089 shares available for future grants or issuance under our 2000 Equity Incentive Plan.

DILUTION

The net tangible book value of our Class A common stock as of March 31, 2002 was approximately $11.9 million, or $0.15 per share. Net tangible book value per share represents the amount of our total assets, excluding intangible assets, less our total liabilities, divided by the total number of shares of Class A common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by the investors in this offering and the net tangible book value of our Class A common stock immediately after the offering. After giving effect to the sale of the 12,000,000 shares of Class A common stock by us in this offering, at the public offering price of $10.78 per share, less underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value of our Class A common stock would have been $130.7 million, or $1.40 per share. This represents an immediate increase in net tangible book value of $1.25 per share to existing stockholders and an immediate dilution of $9.38 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$10.78
Net tangible book value per share as of March 31, 2002	$0.15
Increase per share attributable to new investors	1.25

Pro forma net tangible book value per share after this offering		1.40

Dilution per share to new investors		$9.38

The following table summarizes, on the pro forma basis described above, as of March 31, 2002, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering. We used the public offering price of $10.78 per share, before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
			(In thousands)
Existing stockholders	81,078,000	87%	$376,360	74%	$4.64
New investors	12,000,000	13	129,360	26	10.78

Total	93,078,000	100%	$505,720	100%	$5.43

As of March 31, 2002, there were outstanding options to purchase a total of 6,482,262 shares of common stock at a weighted average exercise price of $4.039 per share. After March 31, 2002, we issued options to purchase 40,000 shares of common stock at a weighted average exercise price of $9.52 per share. To the extent these options are exercised, there will be further dilution to new investors.

The foregoing table also assumes no exercise of the underwriters' over-allotment option. See the section entitled “Underwriting.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers in part periods prior to the completion of our recapitalization in August 1999 and prior to our initial public offering in August 2000. As part of our recapitalization, we entered into financing arrangements and, as a result, we have a different capital structure. As a result of the initial public offering, we again significantly changed our capitalization. Accordingly, the results of operations for periods subsequent to the recapitalization and initial public offering are not necessarily comparable to prior periods. The following discussion should be read in conjunction with the consolidated financial statements contained in, or incorporated by reference into, this prospectus.

Overview

In 1997, we were incorporated as a distinct entity and established as the parent of a stand-alone worldwide business. Prior to this time, we operated as a separate division of Hyundai Electronics, now Hynix Semiconductor, one of the world’s largest semiconductor manufacturers and a member of the Hyundai Group, the South Korean conglomerate. In 1999, as part of a recapitalization, a group of equity investors along with management obtained control of ChipPAC. This transaction was accounted for as a recapitalization.

Our revenue consists of fees charged to our customers for packaging, testing, and distribution of their integrated circuits. From 1996 to 2001, revenue increased from $191.7 million to $328.7 million, a cumulative annual growth rate of 11.4%, primarily from the growth of substrate, or BGA packaging, and, in 2000, from the growth of test revenue and the acquisition of our Malaysian business. The semiconductor industry is however inherently volatile, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry is presently recovering from the worst downturn in its history. We expect conditions to improve in 2002. Due to the severity of this downturn for the semiconductor industry and for our customers, we have also experienced the first decline in revenue on a year-over-year basis in our history. This in turn has had a significant impact on our operating results. Our revenue for the year ended December 31, 2001 declined to $328.7 million or by 33.5% compared to the year ended December 31, 2000.

Management is constantly re-evaluating estimates and the expectations above could and probably will change as the year unfolds.

The following table describes the composition of revenue by product group and test services, as a percentage of total revenue:

	Year Ended December 31,			Three Months Ended March 31, 2002
	1999	2000	2001
Laminate	68.1%	55.8%	46.0%	46.9%
Leaded	29.1	35.0	40.2	37.8
Test	2.8	9.2	13.8	15.3

Total	100.0%	100.0%	100.0%	100.0%

Quarterly Results (Unaudited)

The following table describes our unaudited historical quarterly sales, gross profit, earnings per share and net income:

	2000				2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	(in thousands, except per share amount)
Revenue	$97,469	$108,979	$155,795	$132,168	$89,859	$87,373	$74,662	$76,807	$79,213
Gross profit	20,422	26,141	35,568	27,013	11,721	11,460	2,025	5,907	9,555
Gross margin	21.0%	24.0%	22.8%	20.4%	13.0%	13.1%	2.7%	7.7%	12.1%
Writedown of impaired assets	—	—	—	—	—	—	—	34,688	—
Restructuring and related charges	—	—	—	—	2,962	—	—	3,270	—
Income (loss) before extraordinary item	$2,160	$5,632	$3,944	$2,710	$(9,667)	$(7,513)	$(16,441)	$(60,115)	$(11,545)
Income (loss) per share available to common stockholders before extraordinary item
Basic	$(0.01)	$0.06	$0.03	$0.04	$(0.14)	$(0.11)	$(0.24)	$(0.87)	$(0.15)
Diluted	(0.01)	0.05	0.03	0.04	(0.14)	(0.11)	(0.24)	(0.87)	(0.15)
Net income (loss)	$2,160	$5,635	$1,554	$2,710	$(9,667)	$(7,513)	$(16,441)	$(60,115)	$(11,545)

Results of Operations

The following table describes our results of operations based on the percentage relationship of operating and other financial data to revenue during the periods shown:

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
Historical Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Gross margin	15.5	22.1	9.4	13.0	12.1
Selling, general & administrative	5.7	7.0	9.5	10.3	12.3
Research & development	3.3	2.4	4.3	3.9	2.9
Restructuring/other expenses	3.2	—	12.4	3.3	—

Operating income	3.4%	12.6%	(16.8)%	(4.5)%	(3.1)%

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Revenue.    Revenue was $79.2 million in the three months ended March 31, 2002, a decrease of 11.8% from the three months ended March 31, 2001. This decline in revenue is a result of a combination of lower end-market demand for our customers’ products and lower average selling prices in the first three months of 2002 compared to the same period in 2001. This decrease was realized across all the end markets we serve and was not significantly concentrated in any one end market.

Gross Profit.    Gross profit during the three months ended March 31, 2002 was $9.6 million, a decrease of 18.5% compared to the three months ended March 31, 2001. Gross margin was 12.1% in the three months ended March 31, 2002 compared to 13.0% in the three months ended March 31, 2001. The actions taken by us, including reductions in work force, asset write-downs, and tight cost controls were able to partially but not completely offset the effect of lower average selling prices and reduced volumes. Overall equipment utilization was approximately 53.0% and 49.0% for the three months ended March 31, 2002 and 2001, respectively.

Selling, General, and Administrative.    Selling, general and administrative expenses were $9.8 million for the three months ended March 31, 2002 which is an increase of 5.3% from $9.3 million for the three months ended March 31, 2001. The increase for the 2002 period was due to additional expenses associated with hiring and maintaining employees in the areas of administration, sales and marketing in China which did not occur in the quarter ended March 31, 2001. These expenses were incurred to meet the increase in unit volumes and product mix occurring in our China plant.

Research and Development.    Research and development expenses for the three months ended March 31, 2002 were $2.3 million, a decrease of 33.5% from the three months ended March 31, 2001. Although we increased the number of employees and internal research and development resources in the three months ended March 31, 2002 compared to the same period in 2001, we were engaged in a significant project that required external spending during the 2001 period. A comparable level of external spending was not required in the three months ended March 31, 2002 compared to the three months ended March 31, 2001.

Restructuring and Other Costs.    We recorded expenses associated with reduction in work force and employee furlough costs of $3.0 million in the three months ended March 31, 2001 with no comparable costs in 2002.

Interest Expense.    Total outstanding interest-bearing debt increased to $356.8 million at March 31, 2002, compared to $310.0 million at March 31, 2001. The increase in total debt outstanding of $46.8 million was due to an increase of $30.0 million in draw down from our revolving loan, $5.6 million draw down from our line of credit facilities in South Korea, and $15.0 million and $50.0 million from issuance of additional senior subordinated notes and convertible debt, as of March 31, 2002, offset by a pay down of our term loans in the amount of $53.8 million. Related interest expense was $8.6 million for the three months ended March 31, 2002, a decrease of 2.1% compared to the same period ended in 2001. The reduction in interest expense was due to reduced interest rates on our borrowings.

Foreign Currency (Gains) Losses.    Net foreign currency losses (gains) were $0.1 million and ($0.4) million for the three months ended March 31, 2002 and 2001, respectively. These non-cash gains are primarily due to the fluctuations between the exchange rate of the United States Dollar and the South Korean Won related to long-term pension benefits payable to our South Korean employees in Korean Won.

Income Taxes.    Income tax expense was $0.5 million for the three months ended March 31, 2002 and we recorded a tax benefit of $2.4 million for the three months ended March 31, 2001. In the fourth quarter of 2001, we recorded a valuation reserve that reversed previously recorded benefits in 2001 and previous years. We have a mix of rates across the various jurisdictions we do business in, and our current estimated expense for 2002 is $2.0 million with $0.5 million recognized in the three months ended March 31, 2002. This estimate does not take into account any future benefit from loss carryforwards, which we may realize once we again achieve profitability.

Net Loss.    As a result of the items above, net loss increased to $11.5 million for the three months ended March 31, 2002, compared to net loss of $9.7 million for the three months ended March 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue.    Revenue was $328.7 million in the year ended December 31, 2001, a decrease of 33.5% from the year ended December 31, 2000. The decline in revenue is a result of lower end-market demand for our customers’ products. This decrease was realized across all the end markets we serve and was not significantly concentrated in any one end market. We believe that our customers purchased product for their inventory in amounts consistent with historical demand. Thus, as end-user demand dropped, our customers’ inventories increased, thereby decreasing demand for our products.

Gross Profit.    Gross profit during the year ended December 31, 2001 was $31.1 million, a decrease of 71.5% from the year ended December 31, 2000. The majority of the decrease was caused by lower demand leading to lower equipment utilization as well as lower average selling prices in the year ended December 31, 2001 compared to the year ended December 31, 2000. Equipment utilization was 52.0% and 57.0% for the years ended December 31, 2001 and 2000, respectively. Although reductions in force, furloughs, plant shutdown days and other cost saving methods were used in the year ended December 31, 2001, they were insufficient to offset the decline in revenue.

Selling, General, and Administrative.    Selling, general, and administrative expenses were $31.2 million in the year ended December 31, 2001, a decrease of 10.3% from the year ended December 31, 2000. Expenses declined compared to 2000, because we implemented strict cost controls in reaction to the decline in revenue and because of the reductions in force we implemented in the first quarter of 2001. In addition, we incurred staffing expenses in the second half of 2000 related to our initial public offering that did not occur in 2001.

Research and development expenses for the year ended December 31, 2001 were $14.2 million, or 4.3% of revenue, compared to $12.0 million, or 2.4% of revenue, in the year ended December 31, 2000. Our research and development expenses in 2001 represent an 18.3% increase from similar expenses in 2000. The increases were mainly due to expenses related to power packaging technology, new processes development and flip-chip technology development.

Restructuring, write down of impaired assets and other charges. During the year ended December 31, 2001, the Company wrote down impaired assets by $34.7 million. The asset write down relates primarily to the Company’s manufacturing assets in the assembly and test facilities in South Korea and Malaysia. The Company determined that due to excess capacity the future expected cash flows related to equipment for certain niche package types will not be sufficient to recover the carrying value of the manufacturing equipment for those package types in the facility. The carrying values of these assets were written down to the estimated fair market value and will continue to be depreciated over the remaining useful lives. There were no equivalent write offs in the year ended December 31, 2000.

In addition, we recorded expenses associated with reduction in force and furlough costs of $4.7 million and a loss reserve of $1.5 million on executive officers loans forgiveness in 2002, that occurred in the year ended December 31, 2001 with no comparable costs in 2000.

Interest Expense.    Total outstanding interest bearing debt increased to $383.6 million at December 31, 2001 compared to $298.0 million at December 31, 2000. The increase in debt was primarily due to draw down of our revolving credit line for general corporate purposes and issuance of $50.0 million of convertible debt and $15.0 million of additional high yield borrow in June 2001. Related interest expense was $37.2 million for the year ended December 31, 2001, a decrease of 5.6% compared to the year ended December 31, 2000. The reduction in interest expense was primarily due to reduced interest rates on our debt.

Foreign Currency Gains.    Net foreign currency gains were $0.19 million and $2.17 million for the years ended December 31, 2001 and 2000, respectively. These non-cash gains are primarily due to the fluctuations between the exchange rate of the United States Dollar and the South Korean Won related to long-term pension benefits payable to our South Korean employees.

Other (Income) and Expenses.    Other (income) and expenses, net, was ($0.4) million and $7.9 million for the years ended December 31, 2001 and 2000, respectively. Other expenses for December 31, 2000 includes the one-time payment of $8.0 million, paid to Bain Capital and SXI Group in exchange for the termination of two advisory agreements, which were entered into during our recapitalization in 1999. There were no equivalent expenditures related to this one-time payment in the year ended December 31, 2001.

Accretion of Dividends and Recorded Value of the Intel Warrant.    Accretion of dividends on preferred stock and the recorded value of the Intel Warrant was $0 in the year ended December 31, 2001, compared to $9.2 million in the year ended December 31, 2000. All preferred stock was redeemed or converted to non-dividend bearing Class A common stock concurrent with our initial public offering in August 2000. The Intel Warrant expired unexercised in February 2001.

Income Taxes.    Income tax expense was $2.6 million and $3.6 million for the years ended December 31, 2001 and 2000, respectively, for an effective tax rates of approximately (2.8%) in 2001 and 20.0% in 2000. Concurrently with our recapitalization on August 5, 1999, the company was reorganized and as a result now has operations and earnings in jurisdictions with relatively low income tax rates, or where we enjoy tax holidays or other similar tax benefits.

Net (Loss) Income Available to Common Stockholders.    As a result of the items above, net (loss) available to common stockholders increased to ($93.7) million for the year ended December 31, 2001, compared to net income of $2.9 million for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue.    Revenue in 2000 increased 31.7% to $494.4 million from $375.5 million in 1999. We experienced strong increases across all product lines. Laminate sales increased 7.9% over 1999. Leaded sales, not including those attributable to our acquisition of the Malaysian business, increased 32.2% over 1999 and test revenue increased 186.4% over 1999. Increases in revenue were broadly distributed across all of our end markets, but the communications segment showed an increase of 99.4%. During the last six months of 2000, the Malaysian business contributed $44.0 million in revenue.

Gross Profit.    Gross Profit increased to $109.1 million in 2000 from $58.0 million in 1999, resulting in a gross margin of 22.1% compared to 15.5% in 1999. Effective January 1, 2000 we re-evaluated the estimated useful lives of our property, plant and equipment. Based on our internal assessment of historical experience, a third party appraisal, and future expectations of the useful lives of our property, plant and equipment, the useful lives were changed from five years to eight years. The net book values of assembly and test product equipment and furniture and fixtures already in use are now being depreciated over the remaining useful life, based on eight years from the date the assets were originally placed in service. This change resulted in depreciation expense for the year ended December 31, 2000 being $29.0 million lower than we would have recorded if we had continued to use five-year lives. The remaining increase in gross profit was attributable to improved materials procurement and greater efficiency due to high utilization rates partially offset by an increase in average labor costs, the effect of the Malaysian business acquisition, and the strengthening of the South Korean Won against the U.S. Dollar in 2000 versus the prior year.

Selling, General, and Administrative.    Selling, general and administrative expenses increased to $34.8 million in 2000 from $21.2 million in 1999. As a percentage of revenue, these expenses increased to 7.0% from 5.7%. In 2000 we hired new personnel at the management level to accommodate both our expanded operations and our transition to a public company. As a result, we incurred additional expenses associated with hiring in the areas of administration, sales, and marketing.

Research and Development.    Research and development expenses decreased to $12.0 million in 2000 from $12.4 million in 1999. As a percentage of revenue, these expenses decreased to 2.4% from 3.3%. The decrease, as a percentage of revenue, was mainly caused by the additional revenue from the Malaysia business that did not require as high research and development expenditures in 2000 as the required intellectual property and process technology for the Malaysian business was acquired in the purchase.

Restructuring and Other Charges.    As a result of our recapitalization, we were contractually required to make a one-time change of control payment to our unionized South Korean employees of approximately $11.8 million. The payment was recorded as an operating expense during the year ended December 31, 1999. This expense did not reoccur in 2000.

Interest Income.    Interest income decreased to $0.8 million in 2000 compared to $2.8 million in 1999. The average cash balance maintained in 2000 was significantly lower than in 1999 due to the working capital and fixed asset investments needed to support our growth.

Interest Expense.    Interest expense for 2000 increased 85.8% to $39.4 million in 2000 from $21.2 million in 1999. This is primarily due to 12 months of interest expense on the debt incurred as part of the recapitalization compared to five months of interest payments in 1999. In addition, we incurred interest expense on the debt incurred to complete the Malaysian acquisition.

Foreign Currency Gains.    The foreign currency gain was $2.2 million in 2000 compared to $1.2 million in the prior year period. The exposure to foreign currency gains and losses has been significantly mitigated by two related factors. First, we negotiated with the large majority of our material and equipment suppliers to denominate purchase transactions in U.S. Dollars. Second, on October 1, 1999, we changed our functional currency to the U.S. Dollar from the local currencies of the South Korean and Chinese subsidiaries.

Other Income/Expense.    Other expense increased $7.9 million in 2000 compared to other income of $0.7 million in 1999. This was primarily due to the one time charge of $8.0 million to end the management services agreements with Bain Capital and SXI group.

Income Taxes.    Income tax expense was $3.6 million in 2000 compared to $1.9 million in 1999. Our effective tax rate was 20.0% in 2000 compared to (48.5%) in 1999. Our effective tax rate during 1999 was adversely affected by losses of the operations in China, for which no tax benefit was realized. The recapitalization also changed the tax structure and overall effective tax rate compared to 1999.

Extraordinary Loss.    We incurred an extraordinary loss of $2.4 million and $1.4 million, net of tax benefit, for the years ended December 31, 2000 and 1999, respectively. The 2000 extraordinary loss was related to the early repayment of our senior term debt that was used in the acquisition of Intersil’s Malaysian business that was subsequently repaid using proceeds from our initial public offering. In 1999, the extraordinary loss was related to the early retirement of debt upon the recapitalization of our company.

Net Income.    As a result of the items described above, our net income increased to $12.1 million in 2000 compared to a net loss of $7.3 million in 1999.

Critical Accounting Policies

We believe the following accounting policies are most important to the portrayal of our financial condition and results of operations and require our significant judgments.

We have made and expect to continue to make significant investments in fixed assets, intellectual property and related intangible assets. Management evaluates the valuation of these assets every quarter paying special attention to events or changes in circumstances that would indicate that their carrying amount might not be recoverable. We determine whether or not the assets are recoverable based on estimated undiscounted future cash flows to be generated by the assets and if not, we calculate the amount of the impairment charge based on estimated discounted future cash flows to be generated by the assets or appraised fair value. If different assumptions or conditions were to prevail rather than those used in estimating future cash flows, significantly different determination of recoverability or of fair value for these assets and results of operations could be reported. We recorded an asset impairment charge of $34.7 million for the year ended December 31, 2001.

In addition, management uses judgment when setting expected asset useful lives for long-lived assets. The asset useful lives used are based on historical experience and future expectations. However, business conditions or underlying technology may change in the future which could cause a change in asset lives. Any change in lives would cause a significant change in depreciation and amortization. After the recapitalization (see Note 1 to the consolidated financial statements), we reassessed the asset useful lives for our long-lived assets in 2000 and changed the useful lives from five years to eight years. This change resulted in depreciation expense for the year ended December 31, 2000 being $29.0 million lower than would have been recorded using five-year lives.

We record estimated reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions were to decline, we may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Furthermore, if anticipated volume levels turn out to be different, this would impact reductions to revenue and accrued customer rebates.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions less costs to dispose. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

In the year ended December 31, 2001, we increased the valuation allowance to reduce deferred tax assets to the amount, we believe, is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Liquidity and Capital Resources

After giving effect to this offering and the application of the net proceeds of the offering as if they had occurred on April 1, 2002, we would have had cash of $75.4 million and $50.0 million of available borrowings under our revolving loans. Our ongoing primary cash needs are for operations and equipment purchases. We spent $7.8 million on capital expenditures during the three months ended March 31, 2002 compared to $9.4 million during the three months ended March 31, 2001.

The terms of the acquisition of our Malaysian business require contingent incentive payments up to a maximum of $17.9 million through June 30, 2003. During the three months ended March 31, 2002, we paid $1.6 million relating to contingent incentive payments and cumulatively we have paid Intersil $9.4 million under this arrangement.

On January 30, 2002, we sold 10,000,000 shares of Class A common stock in an underwritten public offering based on the public offering price of $6.00 per share. On February 14, 2002, we sold an additional 1,425,600 shares of Class A common stock in conjunction with the underwriter’s exercise of their over-allotment option at the public offering price of $6.00 per share. In connection with these sales, we received net proceeds of approximately $63.9 million, after deducting underwriting discounts, commissions and estimated offering expenses. Net proceeds of $62.4 million from this offering were used to pay down term loans and revolving loans. The remaining $1.5 million was used for general corporate purposes. For a further discussion of this offering and the use of proceeds from it, see below under “January 2002 Common Stock Offering.”

As of March 31, 2002, our total debt consisted of $356.8 million of borrowings, which was comprised of $50.0 million of revolving loans (which fully utilized the borrowing capacity under our revolving loans), $5.6 million in line of credit borrowings, $86.2 million in term loans, $165.0 million of senior subordinated notes and

$50.0 million of convertible subordinated notes. For the three months period ended March 31, 2002, these borrowings have weighted average interest rates of 7.3%, 2.7%, 5.9%, 12.75% and 8.0%, respectively.

After giving effect to this offering and the application of the net proceeds of the offering as if they had occurred on April 1, 2002, we would have had cash of $75.4 million and total debt of $245.7 million, consisting of $5.6 million in line of credit borrowings, $25.1 million in term loans, $165.0 million of senior subordinated notes and $50.0 million of convertible subordinated notes.

Our total potential commitments on our loans, operating leases, Intersil incentive payments, royalty and restructuring reserve as of March 31, 2002, were as follows (in thousands):

	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
On balance sheet commitments:
Senior credit facility	$136,187	$50,818	$33,605	$51,764	$—
Senior subordinated notes	165,000	—	—	—	165,000
Convertible subordinated notes	50,000	—	—	—	50,000
Restructuring, net	1,332	1,332	—	—	—

Total on balance sheet commitments	358,115	57,746	33,605	51,764	215,000

Off balance sheet commitments:
Operating leases	82,229	16,356	21,725	13,878	30,270
Contingent payments to Intersil (relating to purchase of Malaysian business)	8,526	6,789	1,737	—	—

Total off balance sheet commitments	90,755	23,145	23,462	13,878	30,270

Total commitments	$448,870	$80,891	$57,067	$65,642	$245,270

Our senior credit facilities require that we meet specified financial tests, including, without limitation, a maximum leverage ratio, a minimum interest coverage ratio, minimum fixed charge coverage ratio, a maximum senior leverage ratio and, for 2002 only, a minimum consolidated adjusted EBITDA amount. In conjunction with our $65.0 million private placement in June 2001, the lenders of our senior credit facilities amended the financial tests for the period July 1, 2001 through December 31, 2004. Our senior credit facilities also contain covenants restricting our operations. On December 31, 2001, these covenants were waived for 2002 and three new covenants were established for 2002: (1) a requirement to raise at least $20.0 million in junior capital by March 1, 2002, which was fulfilled by us through an underwritten public offering of our Class A common stock, completed in January 2002, (2) a minimum EBITDA requirement based on a rolling 12 months ending March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002, of $30.0 million, $26.0 million, $32.0 million and $40.0 million, respectively; our actual rolling 12 month EBITDA for the period ended March 31, 2002 was $43.4 million and (3) a capital expenditures limit of $30.0 million in 2002 with an exemption for a buyout of existing operating leases. For the three months ended March 31, 2002, we have spent $7.8 million on capital expenditures. There were no violations of these covenants as amended through March 31, 2002.

We are currently seeking an amendment to our senior credit facility which would, among other things, (1) revise the minimum interest coverage ratio to provide for a ratio of 1.5 to 1.0 for the periods ending December 31, 2002 through June 30, 2003, 1.75 to 1.0 for the periods ending September 30, 2003 through December 31, 2003, and 2.0 to 1.0 for periods ending thereafter; (2) reduce the maximum senior leverage ratio to 1.75 to 1.0 for the periods ending December 31, 2002 through September 30, 2003, and further reduce this ratio to 1.50 to 1.0 for periods ending thereafter; (3) permit a maximum senior leverage ratio and minimum interest coverage ratio of 1.5 to 1.0 for periods ending after the pay off of the term loans in full; and (4) eliminate our maximum leverage ratio, minimum fixed charge coverage ratio and capital expenditure covenants. We cannot assure you that our senior lenders will consent to this amendment. Whether or not we obtain this amendment, we believe we will remain in compliance with our financial covenants in 2002 although no assurance can be given.

The weakness in demand in 2001 and in early 2002, for packaging and test services has adversely affected our cash flows from operations. We believe that our existing cash balances, cash flows from operations and available borrowings under our senior credit facilities provide sufficient cash resources to meet our projected operating and other cash requirements for the next twelve months. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us. We may require capital sooner than currently expected. We cannot assure you that additional financing will be available when we need it or, if available, that it will be available on satisfactory terms. In addition, the terms of our senior credit facilities and senior subordinated notes significantly reduce our ability to incur additional debt. Failure to obtain any such required additional financing could have a material adverse effect on our company.

Other than the covenants on the debt as discussed above, we have no performance guarantees. We also have no unconsolidated entities. Our off-balance sheet commitments are limited to equipment operating leases, leases on office and manufacturing space and additional contingent incentive payments to Intersil. Our total off-balance obligations are approximately $90.8 million.

For the quarter ended March 31, 2002 and 2001, cash used in operations was $7.5 million and $14.3 million, respectively. Cash used in operations mainly consisted of net loss plus depreciation and amortization less utilization for working capital. The reduction in cash used in the current quarter compared to the year ago quarter is primarily due to repayment of accounts payable that were higher at the end of 2000 and paid in the three months ended March 31, 2001 than the accounts payable at the end of 2001 that were paid in the three months ended March 31, 2002.

For the quarter ended March 31, 2002 and 2001, cash used in investing activities was $9.3 million and $10.9 million, respectively. For the quarters ended March 31, 2002 and 2001, $7.8 million and 9.4 million were spent on capital expenditures, respectively. During the quarter ended March 31, 2002 and 2001, an additional $1.6 million and $1.5 million, respectively, was spent in the purchase of the Malaysian business, including purchased intellectual property.

For the quarter ended March 31, 2002 and 2001, cash provided by financing activities was $39.3 million and $13.9 million, respectively. For the quarter ended March 31, 2002, $65.3 million and $5.6 million was provided by the issuance of common stock and borrowings from the line of credit, respectively. We used $32.4 million to repay long-term debt. For the quarter ended March 31, 2001, $12.2 million and $1.1 million was provided by the draw down of revolving loans and issuance of common stock, respectively.

Derivative Financial Instruments

In 1999, we entered into foreign forward contracts to mitigate the effect of foreign currency movements on the cost of materials and equipment. The contracts entered into required the purchase of South Korean Won or Japanese Yen and the delivery of U.S. Dollars, and generally had maturities which did not exceed three months. Because the contracts entered into did not qualify as hedges under generally accepted accounting principles in the United States of America, the gains and losses from the contracts were recorded as foreign currency gains and losses. We had a net loss of $0.8 million in 1999 arising from forward foreign currency contracts. We had no gain or loss in 2001 and 2000.

As of December 31, 2001, we had no foreign currency contracts outstanding.

Recent Accounting Pronouncements

In July 2001, FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The use of the pooling-of-interest method of accounting is no longer allowed. SFAS No. 142 requires that goodwill and other intangible assets will no longer be amortized but shall be reviewed and tested annually for impairment. SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, and early adoption is permitted for companies with a fiscal year beginning after March 15, 2001. We expect that the adoption of SFAS No.141 and 142 on January 1, 2002, will not have a material effect on our financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of” and the accounting and reporting provision of Accounting Principles Board No. 30, “Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events
and Transactions.” SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets including amortizable intangibles and is effective for fiscal years beginning December 15, 2001 as well as interim periods within those fiscal years. SFAS No. 144 does not apply to the impairment of goodwill and non-amortizable intangibles. We are currently reviewing this statement to determine its effect on our financial position and results of operations.

January 2002 Common Stock Offering

On January 30, 2002, we sold 10,000,000 shares of Class A common stock in an underwritten public offering at a public offering price of $6.00 per share. In connection with that sale, we received net proceeds of approximately $56.2 million, after deducting underwriting discounts, commissions and estimated offering expenses.

We used the net proceeds of the $56.2 million from that offering to pay down term loans and revolving loans, respectively. The term loans had a weighted average interest rate of 8.2% for the year ended December 31, 2001, have scheduled amortization payments each quarter and mature on July 31, 2005. The revolving loans had a weighted average interest rate of 6.0% for the year ended December 31, 2001 and mature on July 31, 2005.

On February 14, 2002, we sold an additional 1,425,600 shares of Class A common stock in conjunction with the underwriter’s exercise of their over allotment option at the public offering price of $6.00 per share. In connection with that sale, we received net proceeds of approximately $7.7 million, after deducting underwriting discounts and commissions and estimated offering expenses. We used $6.2 million of the net proceeds from the sale of the additional shares sold on February 14, 2002 to further pay down term loans. As of February 14, 2002, our term loans had a remaining balance of approximately $86.2 million and our revolving loans had been repaid in its entirety.

Quantitative And Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. We have no derivative financial instruments. We have long-term debt that carries fixed and variable interest rates. A fluctuation in interest rates of 1% would increase our annual interest charge by approximately $2.9 million. The exposure to foreign currency gains and losses has been significantly mitigated by two related factors. First, we negotiated with the large majority of our material and equipment suppliers to denominate purchase transactions in U.S. Dollars. Second, on October 1, 1999, we changed our functional currency to the U.S. Dollar from the local currencies of our South Korean and Chinese subsidiaries.

For the years ended December 31, 2001, 2000 and 1999, we generated approximately 8.1%, 16.7%, and 11.3% of total revenue, respectively, from international markets, primarily from customers in South Korea. In addition, all of the facilities currently used to provide packaging services are located in China, Malaysia and South Korea.

Moreover, many of our customers’ operations are located in countries outside of the United States of America. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the United States of America particularly in China, Malaysia and South Korea. If future operations are negatively affected by these changes, sales or profits may suffer.

Investment Risk

All of our investments are at fixed rates; therefore, the fair value of these instruments is affected by changes in market interest rates. We believe that the market risk arising from our holdings of investments is minimal as all of our investments mature within one year.

Foreign Currency Risk

Based on the our overall currency rate exposure at December 31, 2001, a near term 10% appreciation or depreciation in the value of the U.S. dollar would have an insignificant effect on our financial position, results of operations and cash flows over the next fiscal year. There can be no assurance, however, that there will not be a material impact further in the future.

A portion of our costs is denominated in foreign currencies like the Chinese Renminbi, the Malaysian Ringgit and the South Korean Won. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect the cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we may have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure that any hedging technique we implement will be effective. If it is not effective, we may experience reduced operating margins.

BUSINESS

Overview

We are a leading semiconductor manufacturing services provider, offering a full-portfolio of semiconductor assembly, test and distribution services. We assembled 1.7 billion semiconductor devices in 2001 for use in computing, communications, industrial, automotive and consumer applications. Our global manufacturing enterprise serves the manufacturing and service needs of some of the largest semiconductor companies in the world. We work to shape solutions for our customers through the application of advanced design, assembly and test technologies delivering on-time solutions that enable faster, thinner, more complex semiconductors that consume less power.

We offer one of the broadest portfolios of semiconductor package and test services in the industry, designed to provide customers with comprehensive end-to-end services and to allow our customers to consolidate their service needs with one supplier. This broad product portfolio strategy allows us to offer services that address virtually all of the packaging and test needs of the $139 billion semiconductor market, and this breadth has contributed to our positive gross margins in each quarter of 2001 and the first quarter of 2002.

We are a leader in manufacturing of some of the most advanced packaging types:

•	Ball Grid Array or BGA;

•	Flip-chip;

•	Chip-scale; and

•	System-in-Package, or SiP, technologies.

Our focus on advanced packaging technology and related high-end test services makes us one of the leading providers of products that address the needs of semiconductors used in wireless local area network or WLAN, wireless handset applications, advanced graphics in computing, consumer applications and computing chipsets. Additionally, we provide a full suite of leaded integrated circuit or IC packaging, the largest volume portion of the overall industry and our business. We are the leader in packaging for power applications that are used in broad industrial, automotive, computing and consumer applications. As consumers demand smaller electronic devices with more functionality, there is a greater requirement for power regulation and generation, which we expect to drive demand for our power packages. Our comprehensive test services support digital logic, memory, analog, RF and mixed signal products with wafer sort, program design, conversion and optimization, along with final test services.

We operate four manufacturing facilities that have over 1.5 million square feet of floor space and are located in three countries. Our manufacturing base strategically positions us to address the geographical growth opportunities of each country, to manage the cost differences of each location and to tailor our production needs to the specialized capabilities of each site. We believe that competitors who are positioned with only a single site will be at a considerable disadvantage as customers look to reduce their suppliers to those with global capabilities.

In addition to providing assembly and test services on a global basis, we are the largest semiconductor packaging and test service provider in mainland China. Our early entry and leadership in China is a key strategic advantage for us. China is the fastest growing market for semiconductors and electronic products in the world. According to Cahners In-Stat, within the next ten years, China will be the second largest market in the world for semiconductors. We have invested approximately $180.0 million to develop our China facility thereby giving us productive manufacturing square footage that we currently estimate to be 2.5 times that of our nearest competitor, and providing a proven infrastructure that is attracting a growing base of customers.

We are a leading developer of package technology. We introduced eight new products in 2001 to address the growth markets of computing, broadband access, wireless, home entertainment and power management. Based on an industry design-in to production cycle of six to 18 months, we believe that each of these product families will be key contributors to our revenue growth in 2002 and beyond. Over the past year we have improved our product development process and shortened our delivery to production cycle time, positioning us to continue to introduce seven or more new products each year.

In addition, the current technology mix in semiconductors is continuing to shift. The semiconductor package is becoming a more integral function of the overall chip and system performance. Our on-line design and characterization process, known as SmartDESIGN™, helps better define these combinations to achieve optimum results and time to market execution for our customers. Our SmartDESIGN™ process is a proprietary web-based design collaboration system that provides a higher rate of product qualification, improved technical performance and shorter time-to-market service for our customers. This system enables us to link to our customers via the internet to perform package design, electrical, thermal, and mechanical analysis and to model board level reliability.

The recent cyclical downturn in the semiconductor industry has focused our customers on their core competencies of design, applications support and market development, thereby creating a greater opportunity for outsourcing of packaging and test services to independent packagers like ChipPAC. We believe that the lack of investments in assembly and test capacity by vertically integrated semiconductor manufacturers during this recent downturn is leading to enhanced volume levels and greater price stability as the semiconductor market begins a recovery. Historically, outsourced semiconductor manufacturing services have grown faster than the overall semiconductor market as the outsourced percentage has increased over time.

We have strategically located our operations to take advantage of the industry outsourcing trends. Our manufacturing sites are located in Shanghai, China, Ichon, South Korea and Kuala Lumpur, Malaysia. Our headquarters are in Fremont, California, the heart of Silicon Valley and, together with sales offices throughout the world, we are near key customers providing the distinct ability to work closely with them. We provide around the clock design and characterization support to customers with design centers located in Arizona, Ichon, South Korea and Kuala Lumpur, Malaysia.

The packaging and test industry is highly fragmented as we compete against a number of established independent packaging houses as well as the internal capabilities of many of our largest customers. We believe however, that the following business strengths differentiate us from our competitors:

•
High End Technology Expertise—We are one of the world’s largest providers of outsourced BGA packages, which accounted for approximately 55.3%, 53.4% and 61.5% of our packaging revenue for the three months ended March 31, 2002, and the years ended December 31, 2001 and 2000, respectively. Our BGA packages are used for most high-end applications such as providing non-microprocessor packaging requirements for computing and communications devices, including graphics for nVIDIA, personal computer chipset for Intel, CDMA chipsets for Qualcomm and flash memory for wireless handsets. Our advanced package portfolio also includes next generation flip-chip technology for system on a chip, or SOC, which is used in network servers and telecom switching devices, as well as multi-die packaging for digital signal processors, or DSPs, and other wireless chips. We believe that our advanced technology expertise and our commitment to research and development will enable us to continue to shape solutions for next generation semiconductor packages.

•
Leader in Growing Power/Analog Segment—We are the leader in high-volume semiconductor assembly and test services for discrete, analog, RF and mixed-signal technologies for power products. Power products manage the electricity requirements for multiple components, ensuring an accurate and efficient flow of voltage so electronic devices run longer and more efficiently. Our Malaysian operation is located in Kuala Lumpur, less than 200 miles from Singapore. From this facility we support a number of the world’s major power and analog semiconductor manufacturers, including Fairchild, NEC, STMicroelectronics and Vishay. As electronics become increasingly global, portable, complex and performance-driven, the demand for power regulation increases exponentially. A broad and fast-growing range of end markets, including portable devices, household appliances, automotive systems and telecommunications, will continue to drive power semiconductor usage and the demand for our power products.

•
Leader in China—We are the largest packaging and test foundry in China. Our facility which is located in Shanghai was established in 1994 and has 442,000 square feet of productive manufacturing floor space with significant expansion opportunities on our 26-acre site. In order to accommodate an anticipated significant increase in business at our China facility, we are evaluating plans for a future expansion in China. Our experienced workforce in China enabled us to be the first independent provider of chip-scale packages in that country. Our leadership in China strategically positions us to be the portal into China for our customers wanting local content for products sold into the Chinese market. China is currently the largest market for wireless handsets and the fastest growing market for personal computers, driven largely by domestic sales. With China emerging as a key market for end device demand, it has become increasingly important for our customers to get access to this market. China is projected to be the second largest market in the world for semiconductors by 2010 and we are positioned to benefit from this growth with our leadership in this important geographic end market.

•
Excellence in High Volume Advanced Package Production—South Korea is our center of excellence for advanced package production and research and development. Located in Ichon, South Korea, 50 miles southeast from Seoul, it is conveniently situated near key customers and transportation points. Having operated in this location for over eighteen years, we have a highly skilled, dedicated and mature workforce. Our South Korean plant is well known for operational excellence in high volume manufacturing of some of the industry’s most advanced packaging technology. This performance has been recognized by customers such as Intel, IBM, LSI Logic, and GlobespanVirata, as well as through strong partnership with key customers under long-term agreements.

•
New and Diversifying Customer Base—We continue to diversify our customer base and end markets. In 2001, we provided services to over 70 customers worldwide. We increased our customer diversification by adding 27 new customers in 2000, 16 in 2001 and 10 to date in 2002. During these periods our new customers included Mitsubishi Electric, NEC, Semtech, Texas Instruments and UMC. In particular, we added six new customers in the power semiconductor segments. Excluding the effect of our largest customer in the computing segment, the total revenue from the rest of our customer base grew at a compound rate of 36.9% from 1999 through 2001.

•
Long-Term Partnership with Key Customers—We received approximately 65.9% of our revenue for the year ended December 31, 2001 from customers with whom we have long-term agreements. These agreements provide a competitive advantage during cycles as price incentives and volume terms ensure a leading outsourced position with these customers. We have entered into a supply agreement with Qualcomm under which we will provide packaging and test services for their CDMA chipsets and RF components. We have a supply agreement with Fairchild to supply discrete power products for silicon-based power devices for the computer, communications, industrial, automotive and space and defense end-user markets. We also have an agreement with Intersil to assemble and test its PRISM® wireless LAN chipsets as well as its other analog and mixed signal semiconductors. We support LSI Logic’s flip-chip technology through a license and supply agreement.

•
Among the Leaders in Growing Test Services—Through our long-term partnerships and existing customer base, we are well positioned to capitalize on the rapid growth of outsourced testing by semiconductor producers. This growth in outsourced testing is driven by the increasing demand for mixed-signal and high performance logic devices that require greater capital expenditures on testing equipment. We have made significant capital expenditures on testing equipment that provides us with the capability to test mixed-signal, digital logic, memory, power and RF devices. By increasing our emphasis on our test business and adding capacity, we have improved our test revenue as a percentage of overall revenue and we expect this trend to continue. Our test business revenue grew to $45.5 million in 2001, an increase of $35.0 million from $10.5 million in 1999. By increasing our emphasis on our test business and adding test capacity, we have significantly increased our capabilities to support our customers growing demand for assembly and test services. The test segment of our business achieves higher margins than packaging and thus, as we expand test services as a percentage of our overall business, our margins should expand.

Business Strategy

Our business strategy is to utilize our core strengths in manufacturing and our leadership in technology to grow our outsourcing relationships with semiconductor manufacturers and fabless semiconductor manufacturers. To achieve these goals, we will:

•	develop new packaging and testing technologies that will attract new customers and allow us to become early stage partners with our customers in new semiconductor designs;

•	expand our testing business to capitalize on the growing trend for outsourced testing services;

•	utilize our product breadth, technology and geographic locations to secure relationships with new and existing semiconductor foundries that are servicing the fabless semiconductor manufacturers;

•	pursue strategic acquisitions in the fragmented packaging and test industry, including acquisitions of facilities owned by semiconductor manufacturers; and

•	continue to implement long term partnership agreements to further strengthen our technology partnerships with key blue chip customers and to expand our customer base.

Our Services

We offer semiconductor packaging and test services to the semiconductor industry, with products and service offerings in wireless and wireline communications, computing and multi-applications end markets. Approximately 86.2% and 90.8% of our revenue was derived from packaging services during the years ended December 31, 2001 and 2000, respectively. Approximately 13.8% and 9.2% of our revenue was derived from test services during the years ended December 31, 2001 and 2000, respectively.

Since customers require their suppliers to pass a lengthy and rigorous qualification process that can be costly to the customers, we believe they generally do business with a few suppliers. As our services are considered part of the customer’s manufacturing infrastructure, we must have dedicated resources and systems to provide flexible manufacturing, quick-turns and real-time information transfers.

Packaging

We have provided semiconductor packaging and test services since 1984, and offer a broad range of packaging formats for a wide variety of electronics applications. Our two types of packaging services, leaded and substrate, or BGA, contributed approximately 40.2% and 46.0%, of revenue, respectively, for the year ended December 31, 2001.

Leaded Packaging.    Leaded packaging is the most widely used packaging type and is used in almost every electronics type. Leaded packages have been in existence since semiconductors were first produced and comprise approximately half of the total industry packaging volume. Leaded packages are characterized by a semiconductor die encapsulated in a plastic mold compound with metal leads surrounding the perimeter of the package. With leaded packages, the die is attached to a leadframe (a flat lattice of leads). The die is then encapsulated in a plastic or ceramic package, with the ends of the leadframe leads protruding from the edges of the package to enable connection to a printed circuit board. This packaging type has evolved from packages designed to be plugged into a printed circuit board by inserting the leads into holes on the printed circuit board to the more modern surface-mount design, in which the leads or pins are soldered to the surface of the printed circuit board. Specific packaging customization and improvements are continually being engineered to improve electrical and thermal performance, shrink package sizes and enable multi-chip capability.

We offer a wide range of lead counts and body sizes within this packaging group to satisfy customer die design variations. Our traditional leaded packages are at least three millimeters in thickness and include PDIP, PLCC, and SOIC. Our advanced leaded packages are thinner than our traditional leaded packages, approximately 1.4 millimeters in thickness or less, and have a finer pitch lead-spacing, allowing for a higher pin count and greater functionality in a smaller package foot print. Our advanced leaded packages include LFCSP, MQFP, TQFP, iQUAD, TSSOP and SSOP. Our acquisition of the Malaysian business in 2000 added power packages to our portfolio.

Leaded Package Profile

Power Packaging.    Power semiconductors are used in a variety of end-markets, including industrial, automotive, computers and computer peripherals, consumer electronics, electronic office equipment, and telecommunications and networking systems. These end markets increasingly depend upon power regulation in the trend toward smaller devices and longer operating times in mobile applications. Packaging manufacturers are left to contend with shrinking die geometries owing to continued emphasis upon greater mobility and portability. Power semiconductors typically involve higher current and voltage levels than memory, logic and microprocessor devices. The high current involved with switching on/off high voltages and the phase control of AC signals results in considerable power dissipated internally, which in turn, produces heat. Thus our power packages are designed in such a way as to conduct the resultant heat away from the die as power is dissipated, preventing the power device from being destroyed.

Power package assembly is somewhat different from non-power IC assembly as it often employs special solder alloys requiring different semiconductor bonding machines. Higher current levels of power semiconductors likewise require larger diameter aluminum and gold wire than non-power IC’s to carry the load. Our Malaysian facility maintains a vast array of these special machines needed for power semiconductor assembly and test. With a capacity of over 25.0 million units per week, we are the industry leader in power package assembly supporting a number of the world’s major power semiconductor manufacturers, including Intersil, Fairchild, NEC, Siliconix Incorporated, STMicroelectronics and Vishay, whose products are designed into power supplies, battery chargers, ignition modules, voltage regulators and motor controllers.

Power Package Profile

BGA Packaging.    Substrate packaging, or BGA, represents one of the fastest growing areas in the packaging industry and is used primarily in computing platforms, networking hand held consumer products, wireless communications devices, personal digital assistants, video cameras, and home electronic devices such as DVDs and home video game machines. BGA technology was first introduced as a solution to problems associated with the increasingly high lead counts required for advanced semiconductors. As the number of leads surrounding the integrated circuit increased, high lead count packages experienced significant electrical shorting problems. The BGA methodology solved this problem by effectively creating leads on the bottom surface of the package in the form of small bumps or solder balls. In a typical BGA package, the semiconductor die is placed on top of a plastic or tape laminate substrate rather than a leadframe. The die is connected to the circuitry in the substrate by a series of fine gold wires that are bonded to the top of the substrate near its edges. On the bottom of the substrate is a grid of metal balls that connect the packaged device to a printed circuit board. Benefits of BGA packaging over leaded packaging include:

•	smaller size;

•	greater pin count, or number of connections to the printed circuit board;

•	greater reliability;

•	higher power dissipation;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

We supply our customers with substantially the entire family of BGA packaging services offered in the marketplace today, including:

•
Standard BGA.    Standard BGA packaging has a grid array of balls on the underside of the integrated circuit, and is used in high-performance applications, like personal computer chipsets, graphic controllers and DSPs. A standard BGA package generally has greater than 100 pins. Standard BGA packages have better thermal and electrical performance than leaded packages. They also feature more advanced surface mount technology, allowing for easier handling in the packaging process. Standard BGA packaging services accounted for 73.1% and 79.3%, respectively, of our BGA packaging revenue in the years ended December 31, 2001 and 2000, respectively.

•
Chip-Scale BGA.    Chip-scale BGA packaging includes all packages where the package is less than 1.2 times the size of the silicon die. Chip-scale BGA is a substrate-based package that is designed for memory devices and other medium pin count semiconductors and requires dense ball arrays in very small package sizes, like wireless telephones and personal digital assistants, video cameras, digital cameras and pagers.

•
System-in-Package. System-in-Package, or SiP, is a family of chip-scale-packages that contain many (one to four) stacked semiconductor die in one package. This technology allows greater functionality in the same package footprint and thickness without significant cost increase. These packages are used in wireless handsets, consumer products and mobile computing applications.

•
Flip-Chip BGA. Flip-chip BGA packaging has the silicon die directly attached to the substrate using gold bumps instead of solder balls and provides the most dense interconnect at the lowest cost and highest performance. Flip-chip BGA technology is used in a wide array of applications ranging from consumer products to highly sophisticated application specific integrated circuits, referred to as ASIC, computer chipsets, graphics and memory packages.

While we believe that flip-chip BGA represents the next generation of BGA packaging technology, we believe that standard BGA and chip-scale BTGA packaging will experience long life cycles as have many of our leaded packaging solutions.

BGA Package Profile

The following chart summarizes the different types of packaging services we offer and revenue are for year ended December 31, 2001. The full names of each packaging type are provided in the Glossary accompanying our registration statement on Form S-1 (Registration Number 333-39428).

	Year Ended December 31, 2001		Package Types		Application	Pin Count
	Revenue (In millions)	Percentage of Total Assembly Revenue
Leaded	$104.9	37.0%	Traditional:	PDIP, PLCC, SOIC, SSOP, TSOP, TSSOP, SIP, DPAK, D2PAK, Power and Hermetic	Telecommunications, automobiles, household appliances, and desktop and notebook computers	2-84

	$27.2	9.6%	Advanced:	MQFP, TQFP, LQFP and iQUAD™	Personal computers and telecommunications	32-208

Laminate	$110.9	39.2%	BGA:	PBGA, M2BGA™, TBGA, EBGA and FlipPAK™	Personal computer chipsets, graphic controllers, high-end network servers products, application specific integrated circuits, microprocessors and memory packages	100-2000

	$40.2	14.2%	Chip-Scale Packages (CSP):	EconoCSP™, Micro BGA™, M2CSP™, LFCSP, BCC and Flip Chip CSP	Wireless telephones, personal digital assistants, video cameras, wireless pagers and wireless LAN	6-352

Test Services

We also provide our customers with semiconductor test services for a number of device types, including mixed-signal, digital logic, memory, power and RF devices. Semiconductor testing measures and ensures the performance, functionality and reliability of a packaged device, and requires knowledge of the specific applications and functions of the devices being tested. In order to enable semiconductor companies to improve their time-to-market, streamline their operations and reduce costs, there has been an increasing trend toward outsourcing both packaging and test services. We have capitalized on this trend by enhancing our test service capabilities. Our test revenue was essentially flat in 2001 compared to 2000 in a year where overall sales in the industry were significantly down compared to the prior year. In 2000, we achieved 251% year-over-year growth in test revenue compared to 1999. The Malaysian business expanded our mixed-signal testers and provides us with critical expertise for testing RF devices, one of the fastest growth areas for test outsourcing. We have also noted an increased demand from our customers to provide both assembly and test services on a full turn-key basis.

In order to test the capability of a semiconductor device, a semiconductor company will provide us with its proprietary test program and specify the test equipment to run that program. Alternatively, our customers at times may consign their test equipment to us. Our test operators place devices to be tested on a socketed, custom load board and insert the load board into the test equipment which then tests the devices using software programs developed and supplied by our customers. The cost of any specific test and the time, usually measured in seconds, to run a test vary depending on the complexity of the semiconductor device and the customer’s test program.

In addition to final test services, we also provide “burn in” test services. Through “burn in,” a semiconductor is inserted into a socket and subjected to extreme hot and cold temperatures over a period of time. “Burn in” tests are typically conducted to determine overall reliability of a semiconductor under extreme conditions.

Other Services

We also provide a full range of other value-added services, including:

•
Design and Characterization Services.    We offer design and characterization services at our Chandler, Arizona and Ichon, South Korea facilities. Our design engineers at these facilities select, design and develop the appropriate package, leadframe or substrate for that device by simulating the semiconductor’s performance and end-use environment.

•
Dry Pack Services.    In order to prevent the failure of any semiconductors due to exposure to moisture during shipping, we “dry pack” most of our packaged integrated circuits in specially sealed, environmentally secure containers.

•
Tape and Reel Services.    Many electronic assembly lines utilize “tape and reel” methods in which semiconductors are attached to a tape to enable faster attachment to the printed circuit board. We offer a service in which we ship packaged and tested devices on a tape and reel mechanism rather than in a tray, to facilitate the assembly process.

•
Drop Shipment.    In order to enable semiconductor companies to improve their time-to-market and reduce supply chain and handling costs, we offer drop shipment services in which we ship packaged semiconductor devices directly to those companies that purchase devices from our customers.

•
Wafer Probe.    We offer a wafer sort operation where an electrical test is performed on die while still in wafer form. This process establishes which die on each wafer are suitable to be assembled into a final package.

Customers

For the year ended December 31, 2001, sales to our top five customers in the aggregate accounted for approximately 70.6% of total revenue. In 2001, we provided packaging and test services to over 70 customers worldwide. We increased our customer diversification by adding 27 new customers in 2000 and 17 since January 2001 including Cypress Semiconductor, Fairchild, Linfinity Microelectronics, Siliconix, STMicroelectronics, Texas Instruments and Vishay. Our customers also include Agere Systems Inc., Atmel, IBM, Intel, Intersil, LSI Logic, nVIDIA, Qualcomm and Samsung Semiconductor. All of these customers are representative of our various services offered.

In 2001 and 2000, we had four and two customers, respectively, over 10% of sales. These customers were as follows:

Customer	2000	2001
Intersil	<10%	20.2%
Intel	34.4%	18.3%
LSI Logic	12.6%	12.8%
Atmel	<10%	10.0%

We anticipate that this customer concentration will decrease as we add new customers for which we have already become qualified and customers with which we are undergoing qualification.

Our customers are located around the world, but principally in the United States, Asia and Europe. The following table details the percentage of total revenue we received from each of these principal geographic locations:

	Year Ended December 31,
	2000	2001
United States	83%	92%
Asia	14	6
Europe	3	2

Total	100%	100%

In general, our customers principally rely on at least two independent packagers. A packaging company must pass a lengthy and rigorous qualification process that can take a minimum of three months for a typical leaded package and can take more than six months for a typical BGA package and, in each case, can cost the customer approximately $0.25 million to $0.3 million. Once a primary packager has been selected, that packager gains insight into its customer’s business operations and an understanding of its products as part of the overall working relationship. These factors, combined with the pressures of a semiconductor company to meet the time-to-market demands of its customers, result in high switching costs for semiconductor companies, making them adverse to changing or adding additional suppliers. We have been successful in attracting new customers because we are one of a few independent packaging and test companies that offers packaging, test and distribution services for a full portfolio of packages.

Marketing, Sales and Customer Support

We provide sales support to our customers through an international network of offices coordinated from our British Virgin Islands subsidiary and located in:

•	the United States:

•	Fremont (our worldwide headquarters), San Diego and Orange County, California,

•	Chandler, Arizona,

•	Colorado Springs, Colorado,
•	Palm Bay, Florida,
•	Boston, Massachusetts,
•	Austin and Dallas, Texas,

•	Shanghai, China,

•	Tokyo, Japan,

•	Kuala Lumpur, Malaysia,

•	Kampen, The Netherlands,

•	Singapore,

•	Ichon, South Korea and

•	Hsin Chu, Taiwan.

Our account managers, applications engineers, customer service representatives and sales support personnel form teams that focus on a specific customer or geographic region.

As is industry practice, we operate with essentially no order backlog due to our quick cycle times. Customers deliver near-term forecasts and release production die to us in daily or weekly increments for packaging, test and distribution. These near-term forecasts guide us as to anticipated volumes, but provide no meaningful backlog statistics. Substantially all of our materials inventory is purchased based on customer forecasts, we carry small quantities of inventory and we have relatively low levels of finished goods inventory.

Our marketing efforts focus on creating a brand awareness and familiarity with our advanced device packaging technologies and an understanding of our end-user market applications in wireless handset and PDA graphics, PC chipsets, wireless LAN, memory, storage and networking. We market our leadership in advanced packaging, test technology, and distribution and our ability to supply a broad line of packaging and test services to the semiconductor industry. We target engineers and executive level decision makers through a direct sales force, the delivery of “white papers” at industry conferences, quarterly mailings of technical brochures and newsletters, advertisements in trade journals and our website.

Suppliers

Our packaging operations depend upon obtaining adequate supplies of materials on a timely basis. The principal materials used in our packaging process are lead frames, rigid and flexible substrates, gold wire and molding compound. We purchase materials based on the demand forecasts of our customers. Our customers are responsible for the costs of any unique materials that we purchase but do not use, particularly those lead frames and substrates that are ordered on the basis of customer-supplied forecasts. We work closely with our primary materials suppliers to insure the timely availability of materials supplies, and we are not dependent on any one supplier for a substantial portion of our materials requirements. We do not see the need for long-term supply contracts and therefore have no significant agreements with materials suppliers. The materials we procure are normally available and we are able to meet our production requirements from multiple sources through periodic negotiation and placement of written purchase orders. We combine our global requirements into centrally negotiated blanket purchase orders to gain economies of scale in procurement and more significant volume discounts. Approximately 82.0% and 65.0% of our substrate costs in the years ended December 31, 2001 and 2000, respectively, were incurred from the purchase of materials from South Korea, with the balance coming primarily from Japan and Taiwan. We expect that in the next several years, an increasing portion of our materials will be supplied from sources in China, Taiwan, and Southeast Asia.

Our packaging operations and expansion plans also depend on obtaining adequate quantities of equipment on a timely basis. To that end, we work closely with our major equipment suppliers to insure that equipment deliveries are on time and the equipment meets our stringent performance specifications.

Facilities

Our corporate headquarters are located in Fremont, California, and we provide all packaging, test and distribution services through facilities in Ichon and Chungju, South Korea, Shanghai, China and Kuala Lumpur, Malaysia. The Chungju facility provides electroplating services on leadframes from the Ichon facility. The Chungju facility was founded in 1983 and is both ISO-9002 and QS-9000 certified. The Ichon facility was founded in 1985 and is both ISO-9002 and QS-9000 certified. The Shanghai facility was founded in 1994 and is also ISO-9002 certified and QS-9000 certified. The Kuala Lumpur facility is ISO-9002, QS-9000 and ISO-14001 certified.

The following chart summarizes the information about our facilities:

Facility Location	Leased/Owned	Sq. Ft.	Functions/Services	Principal Packaging or Service Provided
Fremont, California	Leased	56,320	Executive Offices, Research and Development, Sales, Marketing and Administration	Sales, Marketing, Administration and Design Review Services

Chandler, Arizona	Leased	5,000	Research and Development, Sales and Marketing	Design and Characterization Services

Shanghai, China	Owned (1)	442,000	Packaging and Test Services, Warehousing Services	Leaded IC, Chip-Scale Packaging, Test and Distribution Services

Ichon, South Korea	Leased	474,000	Packaging and Test Services, Research and Development, Warehousing Services	Advanced Leaded, BGA Packaging, Chip-Scale, Flip-Chip, Test and Distribution Services

Chungju, South Korea	Leased	129,000	Electroplating Leadframes for Ichon, South Korea	Electroplated Leadframes

Kuala Lumpur, Malaysia	Owned (1)	524,000	Packaging and Test Services, Warehousing Services	Discrete Power, Leaded IC, Test and Distribution Services

(1)
Building and improvements are owned by ChipPAC but upon the termination of the existing long-term land lease revert to the lessor in the years 2044 and 2086 for our facilities in Shanghai, China and Kuala Lumpur, Malaysia, respectively.

Competition

The packaging and test industry is highly fragmented. Our principal competitors and their primary locations are as follows:

•	Advanced Semiconductor Engineering, Inc.—Taiwan

•	Amkor Technology, Inc.—South Korea and the Philippines

•	ASE Test Limited—Taiwan and Malaysia

•	Siliconware Precision Industries Co., Ltd.—Taiwan

Each of these companies has significant packaging capacity, financial resources, research and development operations, marketing and other capabilities, and has some degree of operating experience. These companies also have established relationships with many large semiconductor companies which are current or potential customers of ours. We also compete with the internal packaging and testing capabilities of many of our largest customers. We believe the principal elements of competition in the independent semiconductor packaging market include time-to- market, breadth of packaging services, technical competence, design services, quality, yield, customer service and price. We believe that we generally compete favorably in these areas.

Due in significant part to the lengthy and costly process of qualifying a supplier, most semiconductor manufacturers generally have two or more sources of packaging services.

Research and Development

Our research and development efforts are focused on developing new packages, assembly and test technologies and on improving the efficiency and capabilities of our existing packaging and test services. Technology development is a basic competence of ChipPAC and a key competitive factor in the packaging industry. We have invested considerable resources and we are among the leaders in new product and technology development. During the past two years, we have introduced the following new package families:

• MPM	Multi-package-module

• BCC++	Bumped chip carrier

• FlipChipCSP	Flip-chip chip scale package

• EconoCSPTM	Econo chip scale package

• M2CSPTM	Molded multi-die chip scale package

• MicroBGA	Micro ball grid array

• LFCSPTM	Lead frame chip scale package

• EconoLGATM	Econo land grid array

• M2BGATM	Molded multi-die ball grid array

• FlipPACTM	Flip package

• TBGA-I	Tape ball grid array one electrical plane

• TBGA-II	Tape ball grid array two electrical plane

• TEBGA+	Thermally enhanced ball grid array plus integrated passive component

• iModuleTM	Integrated module

Materials engineering plays a critical role in advanced packaging and has enabled us to develop environmentally friendly lead free and halogen free packaging already required by several of our customers.

We have established two design centers where new packages are designed and fully characterized for performance and tested both for package and system level reliability to meet end customer needs.

During 2001 and 2000, we spent approximately $14.2 million and $12.0 million, respectively, on research and development.

Employees

As of March 31, 2002, we employed 5,390 full-time employees, of whom approximately 110 were employed in research and development, 4,955 in packaging and test services and 325 in marketing, sales, customer service and administration.

Approximately 1,318 or 75% of our employees at our Ichon, South Korea facility are represented by ChipPAC Korea Labor Union and are covered by collective bargaining and wage agreements. The collective bargaining agreement, which covers basic union activities, working conditions and welfare programs, among other things, is effective to May 1, 2003. We are in the process of negotiating a new wage agreement with the union which we expect to be retroactive to May 1, 2002. We believe that we have good relationships with our employees and unions.

Intellectual Property

Our ability to develop and provide advanced packaging technologies and designs for our customers depends in part on our proprietary know-how, trade secrets and other non-patented, confidential technologies, which we either own or license from third parties. We have licenses to use numerous third party patents, patent applications and other technology rights, as well as trademark rights, in the operation of our business. Under the patent and technology license agreement that we entered into with Hynix Semiconductor, which we refer to as the Hynix Semiconductor License, we obtained a non-exclusive license to use intellectual property in connection with our packaging activities.

Following expiration of its initial term on December 31, 2003, the Hynix Semiconductor License may be extended by us from year to year upon payment of a nominal annual license fee. Hynix Semiconductor may terminate the Hynix Semiconductor License prior to December 31, 2003 if we breach the Hynix Semiconductor License and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event, or if a force majeure event prevents performance of the agreement.

In August 2001, we entered into a license agreement with Fujitsu Limited, which we refer to as the Bump Chip Carrier, or BCC, License, under which we have obtained a non-transferable, non-exclusive and worldwide license, under certain Fujitsu and technical information relating to Fujitsu’s proprietary BCC technology. The BCC License terminates in August 2006. Subsequent to the five-year term of the license, the agreement shall be extended on an annual basis, unless notification of intent to terminate the agreement is made by either party.
We have entered into a License Agreement with Tessera, Inc. which we refer to as the Tessera License, under which we have obtained a worldwide, royalty-bearing, non-exclusive license under specified Tessera patents, technical information and trademarks relating to Tessera’s proprietary IC packages, most significantly its mBGA™, or micro BGA, packages. The Tessera License will run until the expiration of the last Tessera patent licensed under the Tessera License. Accordingly, the expiration of the Tessera License will not occur until sometime after February, 2018, which is the earliest date that all patents licensed under the Tessera License may expire.

In connection with our recapitalization in 1999, we obtained a non-exclusive sublicense from Hynix Semiconductor under patents owned by Motorola for use in connection with our BGA packaging process. The initial term of our sublicense under the Motorola patents will expire on December 31, 2002. This sublicense requires Hynix Semiconductor to use commercially reasonable efforts to extend or renew its license from Motorola prior to its expiration on December 31, 2002 and obtain from Motorola the right to grant us a sublicense on the same terms and conditions as those of any extended or renewed license.

We have entered into three license agreements with LSI Logic. Under the first license, which we refer to as the LSI flip-chip license, we have received a worldwide, non-exclusive, royalty-bearing license to use LSI packaging technology and technical information to manufacture, use and sell flip-chip semiconductor devices having at least 200 solder balls. Our rights under the LSI flip-chip license will become perpetual and irrevocable upon our payment of fees or January 1, 2004, whichever occurs first. LSI Logic may terminate the LSI flip-chip license if, before our rights have become perpetual and irrevocable, we breach the LSI flip-chip license and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event.

Our second license from LSI Logic, which we refer to as the LSI CSP license, grants us a worldwide, non-exclusive license under LSI packaging technology and technical information to manufacture, use and sell semiconductor device assemblies having an overall height of less than 1.2 millimeter. Our rights under the LSI CSP license are perpetual but LSI Logic may terminate the LSI CSP license if we breach the LSI CSP license and do not cure that breach within the applicable time period, or in the event of our bankruptcy or similar event.

Our third license from LSI Logic, which we refer to as the LSI EPBGA license, grants us a worldwide, non-exclusive license under LSI packaging technology and technical information to manufacture, use and sell semiconductor device assemblies having EPBGA (enhanced plastic ball grid array) packaging. Our rights under the LSI EPBGA license are perpetual but LSI Logic may terminate the LSI EPBGA license if we break the license and do not cure that breach within the applicable time period, or in the even of our bankruptcy or similar event.
In connection with our acquisition of the Malaysian business, we acquired ownership of all Intersil patents, technical information and copyrights used exclusively in or associated exclusively with the Malaysian business and, additionally, Intersil granted us a worldwide, non-exclusive, royalty-free license under other Intersil patents, copyrights and technical information which are also used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable.

Our primary registered trademark and trade name is “ChipPAC®.” We own or are licensed to use other secondary trademarks.

Legal Proceedings

We are not involved in any legal proceedings the outcome of which we believe would have a material adverse effect on our business, financial condition or results of operations. From time to time, however, we are involved in claims that arise in the ordinary course of business, and we maintain insurance that we believe to be adequate to cover these claims.

MANAGEMENT

The following table provides information about our directors and senior management as of May 1, 2002.

Name	Age	Position
Dennis P. McKenna	52	Chairman of the Board, President and Chief Executive Officer

Richard M. Freeman	52	Senior Vice President and Chief Operating Officer

Robert Krakauer	36	Senior Vice President and Chief Financial Officer

Patricia H. McCall	47	Senior Vice President Administration, General Counsel and Secretary

Marcos Karnezos	58	Vice President, Technology

Jeffrey Braden	49	Vice President, Product Line Management

S.W. Woo	44	President, ChipPAC Assembly and Test (Shanghai) Company Ltd.

B.K. Sohn	54	President, ChipPAC Korea Company, Ltd.

C.B. Teh	54	President, ChipPAC (Malaysia) Sdn. Bhd.

Edward Conard	45	Director

Robert W. Conn	59	Director

Michael A. Delaney	47	Director

Marshall Haines	34	Director

R. Douglas Norby	66	Director

Chong Sup Park	54	Director

Paul C. Schorr, IV	35	Director

Dennis P. McKenna has been Chairman of the Board of directors since April 2001 and President and Chief Executive officer since October 1997, when ChipPAC was incorporated. From October 1995 to October 1997, he served as Senior Vice President of the Components group for Hyundai Electronics, and from January 1993 to October 1995 was Vice President and General Manager of Hyundai’s Semiconductor Group.

Richard M. Freeman has been Senior Vice President and Chief Operating Officer since November 2000. Mr. Freeman served as Senior Vice President of Manufacturing for Cypress Semiconductor from April 1999 to November 2000. Prior to joining Cypress, from 1974 he was at National Semiconductor Corporation, most recently as Vice President of Worldwide Wafer Fabs.

Robert Krakauer has been Senior Vice President and Chief Financial Officer since November 1999. Mr. Krakauer served as Vice President, Finance and Chief Financial Officer at AlliedSignal Electronic Materials from May 1998 to November 1999. From June 1996 to May 1998, he was Corporate Controller at Altera Corporation, and from June 1993 to June 1996, he was Vice President, Finance and Chief Financial Officer at Alphatec Electronics, USA.

Patricia H. McCall has been Senior Vice President Administration, General Counsel and Secretary since November 2000. From November 1995 to November 2000, Ms. McCall was at National Semiconductor Corporation, most recently as Associate General Counsel. Prior to that, she was a partner at the law firm of Pillsbury, Madison & Sutro, and a Barrister in England.

Marcos Karnezos has been Vice President, Technology since October 1998. Dr. Karnezos served as Vice President Technology at Signetics KP from December 1996 to October 1998. From November 1992 to December 1996, he was Vice President at ASAT, Ltd.

Jeffrey Braden has been Vice President, Product Line Management since February 2001. Prior to that, he was named Vice President Assembly, Leadframes in September 2000 and started with ChipPAC in June 1999 as the Business Director, Leadframe Products. Mr. Braden served as Vice President and General Manager at Olin Interconnect Technologies from 1993 to 1998.

S.W. Woo was appointed as President, ChipPAC Assembly and Test (Shanghai) Company Ltd. in July 2001. Before joining ChipPAC, Mr. Woo was the Vice President, Operations with Advanced Interconnect Technologies from 2000 to 2001. Prior to that position, he was elected to the Directorship of Hana Technologies Ltd (Hong Kong). While the company was known as Hana Technologies Ltd., Mr. Woo held the positions of Vice President, Corporate Engineering from 1996 to 1999.

B.K. Sohn joined ChipPAC Korea Company, Ltd. in January 2000 as Executive Vice President, Manufacturing/Operations and has been its President since January 2001. Prior to joining ChipPAC Korea, from 1973 to 1999, Mr. Sohn worked for Anam Semiconductor, Inc. most recently as Corporate Vice President, QR&E Division.

C.B. Teh joined us in June 2000 as President, ChipPAC (Malaysia) Sdn. Bhd. upon the consummation of the acquisition of the Malaysian business. He served as the Vice President, Manufacturing of Intersil Technology Sdn. Bhd. from January 1997 to June 2000. Prior to this he was the Director Manufacturing at Intersil Technology from January 1991 to December 1996. From September 1987 to December 1990, he served as Director Manufacturing for General Electronic/Harris Semiconductor in Singapore. From January 1981 to August 1987, he was the Manufacturing Operations Manager for RCA in Kuala Lumpur.

Edward Conard has been Managing Director of Bain Capital, Inc. since 1993. Mr. Conard is a director of Waters Corporation, Dynamic Details, Inc., Medical Specialties Group, Inc., Alliance Commercial Laundries, Inc., U.S. Synthetics, Inc. and Broder Brothers Inc.

Robert W. Conn has been a director of ChipPAC since April 2002 and Dean of the Jacobs School of Engineering, University of California, San Diego and Walter J. Zable Endowed Chair in Engineering since 1994. From 1980 to 1994, Dr. Conn served as Professor of Engineering and Applied Science at the University of California, Los Angeles, where he was founding director of the Institute of Plasma and Fusion Research. Dr. Conn co-founded a semiconductor equipment company in 1986, Plasma & Materials Technologies, now Trikon Technologies, and was chairman of the board through 1993. Dr. Conn is a member of the National Academy of Engineering, and recently served as a member of the President’s Committee of Advisors on Science and Technology Panel on Energy R&D Policy for the 21st Century, which service ended in 1998. Dr. Conn is a director of Intersil Corporation.

Michael A. Delaney has been Managing Director of Citicorp Venture Capital, Ltd. since 1995 and a Vice President for more than the past five years. Mr. Delaney is Vice President and Managing Director of Court Square. Mr. Delaney is a director of JAC Holdings, SC Processing, Inc., Delco Remy International, Inc., MSX International, Inc., Trianon Corp., Strategic Industries Inc., Great Lakes Dredge & Dock Corporation, GVC Holdings and International Knife and Saw Inc.

Marshall Haines has been Principal of Bain Capital since 2000. Mr. Haines joined Bain Capital in 1993 as an associate. Mr. Haines is a director of TravelCLICK, Inc.

R. Douglas Norby has been a director of ChipPAC since April 2002 and Vice President and Chief Financial Officer of Zambeel, Inc. since March 2002. From 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of LSI Logic Corporation and Alexion Pharmaceuticals, Inc.

Chong Sup Park has been Chairman of the Board of Hynix Semiconductor America, Inc. since November 1999 and served as its President and Chief Executive Officer from September 1996 to October 1999. Dr. Park also currently serves as an executive director of Hynix Semiconductor, Inc. where he was Chairman of the Board and Chief Executive Officer from April 2000 to May 2002. From February 1995 to September 1996, he was President and Chief Executive Officer of Maxtor Corporation. Dr. Park is a director of Maxtor Corporation, Dot Hill Systems Corporation and Viador, Inc.

Paul C. Schorr, IV has been Managing Director of Citicorp Venture Capital, Ltd. since January 2000. Mr. Schorr joined Citicorp Venture Capital in 1996. From 1993 to 1996, he was an associate and then an engagement manager with McKinsey & Company, Inc. Mr. Schorr is a director of KEMET Corporation, Fairchild Semiconductor International, Inc., Paper-Pak Products, Inc. and AMI Semiconductor.

PRINCIPAL STOCKHOLDERS

The following table provides information with respect to the beneficial ownership of our Class A common stock, as of May 1, 2002 by:

•	each person or group of affiliated persons who is known by us to own beneficially more than 5% of our Class A common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all eight directors and named executive officers as a group.

The table includes the number of shares and percentage ownership represented by the shares determined to be beneficially owned by a person under the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes: (a) shares of Class A common stock that are subject to options held by that person that are currently exercisable within 60 days of May 1, 2002 and (b) shares of Class A common stock that are subject to repurchase but vest within 60 days of May 1, 2002.

These shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. These shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.

The percentage of shares outstanding owned by each stockholder prior to the offering is calculated based on shares outstanding as of May 1, 2002. The percentage of shares outstanding owned by each stockholder after the offering is based on the number of shares outstanding on May 1, 2002 plus 12,000,000 additional shares.

Name and Address	Shares Beneficially Owned
	Number of Shares	Percentage of Shares Outstanding
		Prior to Offering	After the Offering
Principal Stockholders:
Bain Capital Funds (1)	21,387,396	26.4%	23.0%
c/o Bain Capital, Inc. Two Copley Place Boston, Massachusetts 02116
Citicorp Venture Capital, Ltd. (2)	23,849,397	29.4	25.6
399 Park Avenue New York, NY 10043
Hynix Semiconductor America (formerly Hyundai Electronics America)	4,655,118	5.7	5.0
3101 North First Street San Jose, California 95134

Directors and Named Executives:
Dennis P. McKenna	584,250	*	*
Richard Freeman	96,632	*	*
Robert Krakauer	325,117	*	*
Patricia H. McCall	47,911	*	*
Edward Conard (3)	21,387,396	26.4	23.0
Robert W. Conn	—	*	*
Michael A. Delaney (4)	16,232,727	20.0	17.4
Marshall Haines (5)	21,387,396	26.4	23.0
R. Douglas Norby	—	*	*
Chong Sup Park	10,715	*	*
Paul C. Schorr, IV (6)	16,000,245	19.7	17.2
All directors and executive officers as a group (11 persons)	38,684,730	47.5	41.9

*	Less than one percent.

(1)
The information concerning shares owned has been derived from a Schedule 13G filed on February 14, 2002 and includes: (a) 16,303,749 shares of Class A common stock owned by Bain Capital Fund VI, L.P., whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is Bain Capital Investors, LLC, a Delaware limited liability company; (b) 2,181,587 shares of Class A common stock owned by BCIP Associates II, whose managing general partner is Bain Capital Investors, LLC, a Delaware limited liability company; (c) 398,580 shares of Class A common stock owned by BCIP Associates II-B, whose managing general partner is Bain Capital Investors, LLC, a Delaware limited liability company; (d) 757,406 shares of Class A common stock owned by BCIP Trust Associates II, L.P., whose managing general partner is Bain Capital Investors, LLC, a Delaware limited liability company; (e) 195,878 shares of Class A common stock owned by BCIP Trust Associates II-B, whose managing general partner is Bain Investors, LLC, a Delaware limited liability company; (f) 847,004 shares of Class A common stock owned by BCIP Associates II-C, whose managing general partner is Bain Capital Investors, LLC, a Delaware limited liability company; (g) 54,346 shares of Class A common stock owned by PEP Investments Pty, Ltd., whose controlling persons are Timothy J. Sims, Richard J. Gardell, Simon D. Pillar and Paul J. McCullagh; (h) 465,512 shares of Class A common stock owned by Sankaty High Yield Asset Partners, L.P., whose sole general partner is Sankaty High Yield Asset Investors, LLC, whose managing member is Sankaty High Yield Asset Investors, Ltd., a Bermuda corporation; and (i) 183,334 shares of Class A common stock owned by Bain Capital, L.L.C.

(2)
The information concerning shares owned has been derived from a Schedule 13D dated June 20, 2001, filed jointly by Citicorp Mezzanine III, L.P., Citicorp Capital Investors, Limited, Citicorp Venture Capital, Ltd., Citibank, N.A., Citicorp, Citigroup Holdings Company and Citigroup Inc. some of which have shared voting and dispositive powers as to the shares of Class A common stock owned by Citicorp Venture Capital, Ltd. Includes 16,000,245 shares owned by Citicorp Venture Capital, Ltd., 2,823,573 shares of Class A common stock held by an affiliate of Citicorp Venture Capital, Ltd. for which Citicorp Venture Capital, Ltd. disclaims beneficial ownership, 5,020,081 shares of Class A common stock issuable upon the exercise of our 8% convertible subordinated debentures due 2011 and held by Citicorp Mezzanine III, L.P. for which Citicorp Venture Capital, Ltd. disclaims beneficial interest and 11,263 shares of Class A common stock held by a wholly-owned subsidiary of Citigroup Inc. for which Citicorp Venture Capital, Ltd. disclaims beneficial interest.

(3)
Mr. Conard is a limited partner of Bain Capital Partners VI, L.P., which is the general partner of Bain Capital Fund VI, L.P. In addition, Mr. Conard is a general partner of BCIP Associates II and BCIP Trust Associates II, L.P. In such capacities, Mr. Conard has a pecuniary interest in certain of the shares held by the Bain Capital Funds. Mr. Conard’s address is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

(4)
Includes 16,000,245 shares owned by Citicorp Venture Capital, Ltd. Mr. Delaney is a Managing Director of Citicorp Venture Capital, Ltd. Accordingly, Mr. Delaney may be deemed to beneficially own the shares held by Citicorp Venture Capital, Ltd. Mr. Delaney disclaims beneficial ownership of all shares held by Citicorp Venture Capital, Ltd. Mr. Delaney’s address is c/o Citicorp Venture Capital, Ltd., 399 Park Avenue, New York, New York 10043.

(5)
Mr. Haines is a general partner of BCIP Associates II-B, and BCIP Trust Associates II-B and in such capacity has a pecuniary interest in certain shares held by these funds. Mr. Haines’ address is c/o Bain Capital, Inc., 600 Montgomery Street, 33rd Floor, San Francisco, California 94111.

(6)
Includes 16,000,245 shares owned by Citicorp Venture Capital, Ltd. Mr. Schorr is a Managing Director of Citicorp Venture Capital, Ltd. Accordingly, Mr. Schorr may be deemed to beneficially own the shares held by Citicorp Venture Capital, Ltd. Mr. Schorr disclaims beneficial ownership of all shares held by Citicorp Venture Capital, Ltd. Mr. Schorr’s address is c/o Citicorp Venture Capital, Ltd., 399 Park Avenue, New York, New York 10043.

DESCRIPTION OF CAPITAL STOCK

General Matters

The total amount of our authorized capital stock consists of 250,000,000 shares of Class A common stock and 250,000,000 shares of Class B common stock. As of May 1, 2002, we had 81,090,375 shares of Class A common stock and no shares of Class B common stock outstanding. Also as of May 1, 2002, we had 87 stockholders of record of our Class A common stock. After giving effect to this offering we expect to have 93,090,375 shares of Class A common stock outstanding, assuming that the underwriters do not exercise their over-allotment option. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and our by-laws, which are included as exhibits to documents which are incorporated by reference into this prospectus, and by the provisions of applicable law. We urge you to read our certificate of incorporation and by-laws because they, and not this description, will define your rights as a holder of the Class A common stock. You may request copies of these documents at our address provided under “Where You Can Find More Information.”

The certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless the takeover or change in control is approved by our board of directors.

Class A Common Stock

Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of Class A common stock are entitled to receive dividends out of assets legally available therefore at that time and in amounts as the board of directors may from time to time determine. Holders of Class A common stock have no preemptive or subscription rights to purchase any of our securities. A holder of Class A common stock will, at its option, be able to convert its shares of Class A common stock into shares of Class B common stock on a share-for-share basis at any time. Upon liquidation, dissolution or winding up of ChipPAC, the holders of Class A common stock are entitled to receive pro rata, together with holders of our Class B common stock, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of Class A common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of Class A common stock and the holders of Class A convertible preferred stock vote together as a single class on all matters submitted to a vote of stockholders.

Our Class A common stock is listed on the Nasdaq National Market under the symbol “CHPC.”

Class B Common Stock

We have authorized 250,000,000 shares of class of Class B common stock. The holders of Class B common stock are entitled to the same rights, privileges, benefits and notices as the holders of Class A common stock, except that the holders of Class B common stock are:

•	not entitled to vote, except as required by law; and

•	able to convert their shares into Class A common stock on a share-for-share basis at any time.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon completion of this offering and after the application of the net proceeds from this offering, there will be no shares of preferred stock outstanding.

Other Provisions of the Certificate of Incorporation and By-laws

The certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of stockholders can only be called through a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders will not be permitted to call a special meeting or to require the board to call a special meeting.

The by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary written notice no later than 60 days and no more than 90 days before the meeting, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of ChipPAC.

Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless the amendment or change has been approved by a majority of the directors not affiliated or associated with any person or entity holding 20% or more of the voting power of our outstanding capital stock, other than the funds affiliated with Bain Capital and Citicorp Venture Capital, Ltd. and their affiliates. This requirement of a super-majority vote to approve amendments to the certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any amendments.

Provisions of Delaware Law Governing Business Combinations

We are not subject to the provisions of Section 203 of the General Corporation Law of Delaware regulating takeovers. Section 203 generally makes it more difficult for a third party to take control of a company by prohibiting a third party owning more than 15% of the company’s stock from entering into transactions with the company unless the board of directors or stockholders unaffiliated with the third party approve either the third party or the transaction at issue, before the third party becomes a 15% owner or the third party acquires at least 85% of the company’s stock.

Limitations on Liability and Indemnification of Officers and Directors

The certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of the offering and expect to enter into a similar agreement with any new directors or executive officers.

Registration Rights

Our company, Bain Capital, Inc. and Citicorp Venture Capital, Ltd. and their affiliates, Hynix Semiconductor, Inc., Intersil Corporation and Qualcomm Corporation have entered into registration agreements which provides for “demand” registration rights to cause us to register under the Securities Act all or part of the shares of our stock held by them, as well as “piggyback” registration rights. Currently, approximately 46,415,146 shares of our Class A common stock have restrictions on resale and are subject to these registration rights. We believe that all of the other shares of our Class A common stock are freely tradable. Specifically, the registration agreement provides that:

•
the holders of a majority of our registrable securities originally held by Bain Capital and Citicorp Venture Capital and their affiliates may require us, at our expense, to register any or all of the stock held by them on a “long-form” registration statement or, if available, a “short-form” registration statement;

•
with specified exceptions, (a) at any time, the holders of a majority of the registrable securities held by Hynix Semiconductor may require one “long form” or “short form” registration at our expense and (b) before August 14, 2007, the holders of a majority of the registrable securities held by Qualcomm may also require one “long form” or “short form” registration at our expense; and

•	all holders of registrable securities may request that their eligible stock be included whenever we register any of our securities under the Securities Act with specified exceptions.

In connection with those registrations, we have agreed to indemnify all holders of registrable securities against liabilities set forth in the registration agreement, including liabilities under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is U.S. Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

We can make no predictions as to the effect, if any, that sales of shares in this offering or the availability of the shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our Class A common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

Upon completion of this offering, we will have approximately 93,090,375 shares of Class A common stock outstanding. In addition, of the approximately 6,451,729 shares of Class A common stock issuable upon the exercise of stock options outstanding, approximately 956,066 will be exercisable immediately after this offering. The public market for our Class A common stock includes 11,500,000 shares of our Class A common stock that we sold in our initial public offering, an additional 11,425,600 shares of Class A common stock that we sold to the public in January 2002 and, after giving effect to this offering, will include an additional 12,000,000 shares of Class A common stock, assuming that the underwriters do not exercise their over-allotment option. An aggregate of approximately 47,365,555 shares of Class A common stock held by our existing stockholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144 promulgated under the Securities Act, and may not be resold in the absence of registration under the Securities Act or under an exemption from registration under the Securities Act, including among others, the exemptions provided by Rule 144. Of the total number of shares that are restricted securities, approximately 41,089,780 are held by our affiliates and approximately 46,415,146 are held by shareholders who have registration rights.

In general, under Rule 144 as currently in effect, the holders of the restricted securities, including an “affiliate,” is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale. The holder may only sell those shares through “brokers’ transactions” or in transactions directly with a “market maker,” as those terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of those sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities subject to the foregoing volume limitations and other requirements but without regard to the one-year holding period.

Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of those restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above.

Options

Shares issued upon the exercise of stock options are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

Our officers and directors, and various other holders of our Class A common stock have agreed that they will not, except in limited circumstances, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether the transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any aforementioned transaction, swap, hedge or other arrangement, without, in each case the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

Registration Agreement

Some of our stockholders existing prior to our initial public offering are parties to agreements with us that provide for demand registration rights to cause us to register under the Securities Act all or part of their shares of our Class A common stock, as well as piggyback registration rights. Currently, approximately 46,463,489 shares of our Class A common stock have restrictions on resale and are subject to these registration rights. In connection with those registrations, we have agreed to indemnify all holders of registrable securities against liabilities set forth in the registration agreement, including liabilities under the Securities Act. All of our stockholders who have piggy-back registration rights have waived those rights and will not sell any shares in connection with this offering. See “Description of Capital Stock—Registration Rights.”

MATERIAL UNITED STATES TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the material United States federal income and estate tax consequences as of the date of this prospectus of the ownership and disposition of our common stock applicable to Non-United States Holders of our common stock. A “Non-United States Holder” is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term “United States person” means: (i) a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States; (iii) an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust. If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a Non-United States Holder is a partner of a partnership holding our common stock, such Non-United States Holder should consult its tax advisor.

This discussion does not address all aspects of United States federal income and estate taxation that may be relevant in light of a Non-United States Holder’s particular facts and circumstances, including being a U.S. expatriate, the tax consequences for the stockholders or beneficiaries of a Non-United States Holder, special tax rules that may apply to some Non-United States Holders, including banks, tax-exempt organizations, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting or special tax rules that may apply to a Non-United States Holder that holds our common stock as part of a “straddle,” “hedge” or “conversion transaction,” and, further, does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. This summary only addresses investors who purchase our common stock pursuant to this offering and who hold such common stock as a capital asset. Furthermore, the following discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations and administrative and judicial interpretations of the Internal Revenue Code, all as in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect.

We have not and will not seek a ruling from the Internal Revenue Service with respect to the United States federal income and estate tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion.

Dividends

We have never paid, and do not anticipate that we will pay, cash dividends on our common stock. Should we ever pay a cash dividend, any dividend paid to a Non-United States Holder of common stock generally would be subject to United States withholding tax at the then-effective U.S. withholding tax rate, currently 30% of the gross amount of the dividend, or a lower rate as may be specified by an applicable tax treaty (provided appropriate certification requirements are complied with in order to claim such lower rate). Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by that Non-United States Holder or, if a tax treaty applies, attributable to a permanent establishment or a “fixed base” in the United States, as provided in that treaty, which we refer to as U.S. trade or business income, would be exempt from the withholding tax, provided that Non-United States Holder complies with applicable certification and disclosure requirements. However, any U.S. trade or business income, net of deductions and credits, would be taxed at the same graduated U.S. federal income tax rates that apply to United States persons. Any U.S. trade or business income received by a Non-United States Holder that is a corporation may also, under some circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate as specified by an applicable income tax treaty.

Dividends may be subject to backup withholding at the rate of 30% (with scheduled reductions through 2006 and a scheduled increase to 31% in 2011) of the gross amount unless the Non-United States Holder certifies to required information or otherwise establishes an exemption as specified in United States Treasury Regulations applicable to withholding and information reporting. Backup withholding, if applied, is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Under tax treaties or other agreements, the IRS may make those reports available to tax authorities in the recipient’s country of residence. Investors should consult their own tax advisors concerning information reporting requirements and backup withholding on dividends paid on our common stock and their qualification, if any, for an exemption from backup withholding.

Gain on Disposition of Common Stock

A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of its common stock unless: (i) that gain is U.S. trade or business income referred to above under “Dividends”, in which case all or a portion of that gain will be subject to regular graduated U.S. federal income tax rates, and, in the case of a corporate Non-United States Holder, may also be subject to the branch profits tax at the rate of 30% or lower treaty rate, if applicable, (ii) the Non-United States Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or that Non-United States Holder’s holding period of its common stock. We have determined that we are not and do not believe that we are likely to become a “United States real property holding corporation” for United States federal income tax purposes. However, no assurance can be provided that we will not become a United States real property holding corporation. If we were to become a United States real property holding corporation, gains realized by a Non-United States Holder which did not directly or indirectly own more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or that Holder’s holding period generally would not be subject to United Stated federal income tax as a result of the status of our company as a United States real property holding corporation, provided that our common stock was regularly traded on an established securities market.

The payment of the proceeds of a sale of common stock to or through the United States office of a broker is currently subject to both information reporting and backup withholding at the rate of 30% (with scheduled reductions through 2006 and a scheduled increase to 31% in 2011) of the gross amount unless the Non-United States Holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of proceeds of a disposition by a Non-United States Holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding. However, those payments will be subject to information reporting if the broker has certain connections to the U.S., unless certain other conditions are met or the Non-United States Holder establishes an exemption as specified in the United States Treasury Regulations regarding withholding and information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against the U.S. federal income tax liability of the Non-United States Holder, if any, provided the required information is furnished to the IRS.

Investors should consult their own tax advisors concerning information reporting requirements and backup withholding on a sale of their common stock and their qualification, if any, for an exemption from backup withholding.

Estate Tax

Common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States for federal estate tax purposes will be included in that individual’s estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore, may be subject to United States federal estate tax.

The foregoing discussion is a general summary of the principal United States federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by Non-United States Holders and does not address all the tax consequences that may be relevant to Non-United States Holders in their particular circumstances. Accordingly, investors are urged to consult their own tax advisors with respect to the income and estate tax consequences to them in their particular circumstances of the ownership and disposition of our common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated May         , 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Thomas Weisel Partners LLC and SoundView Technology Corporation are acting as representatives, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Thomas Weisel Partners LLC
SoundView Technology Corporation

Total	12,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Class A common stock may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,800,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus, and to selling group members at that price less a concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., or NASD. A qualified independent underwriter is not required to price the Class A common stock being offered, since a bona fide public market already exists for our Class A common stock (pursuant to Rule 2720(c)(3)(B) of the Conduct Rules of the NASD).

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

Our officers and directors, and various other holders of our Class A common stock have agreed that they will not, except in limited circumstances, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether the transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any aforementioned transaction, swap, hedge or other arrangement, without, in each case the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments which the underwriters may be required to make in that respect.

Our Class A common stock is listed on The Nasdaq Stock Market’s National Market under the symbol “CHPC.”

Credit Suisse First Boston, New York branch, an affiliate of Credit Suisse First Boston Corporation, is a lender and the administrative agent under our senior credit facility. An affiliate of Credit Suisse First Boston Corporation owns 235,083 shares of our Class A common stock. Certain funds affiliated with Merrill Lynch, Pierce, Fenner & Smith Incorporated own 23,500 shares of our Class A common stock and are also lenders under our senior credit facility.

Several of the underwriters and their affiliates have provided and will continue to provide investment banking and other financial services, including the provision of credit facilities and financial advisory services for us and certain of our affiliates in the ordinary course of business for which they have received and will receive customary compensation.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•
In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these Web sites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

In addition, a prospectus in electronic format is being made available on an Internet website maintained by E*TRADE Securities, Inc. SoundView Technology Corporation, pursuant to a Relationship Agreement with E*TRADE, may offer shares that it underwrites to customers of E*TRADE. The underwriters may allocate a number of shares to SoundView Technology Corporation for sale to online brokerage account holders of E*TRADE Securities, Inc. These online brokerage account holders will have the opportunity to purchase shares using the Internet in accordance with procedures established by E*TRADE Securities, Inc.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Some of the legal matters in connection with the validity of the Class A common stock will be passed upon for ChipPAC by Kirkland & Ellis, Los Angeles, California. Partners of Kirkland & Ellis are partners in Randolph Street Partners, which acquired less than 1.0% of our Class A common stock in connection with the closing of our 1999 recapitalization. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York. Kirkland & Ellis has, from time to time, represented, and may continue to represent, some of the underwriters and some of their affiliates in connection with various legal matters, and Bain Capital and some of its affiliates (including the Company and our direct and indirect subsidiaries) in connection with various legal matters.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at its principal office, 450 Fifth Street N.W., Washington, D.C. 20549.

You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, until our offering is complete. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001 filed on April 1, 2002.

•	Our Proxy Statement on Form 14A filed on April 16, 2002.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 filed on May 13, 2002.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

ChipPAC, Inc.
47400 Kato Road
Fremont, California 94538
Attention: Corporate Secretary
Telephone: (510) 979-8000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated fees and expenses to be incurred in connection with the registration and distribution of the securities being registered hereunder, other than underwriting discounts and commissions. All such fees and expenses shall be borne by the company.

Commission Registration Fee	$12,823
Legal Fees and Expenses	200,000
Transfer Agent and Registrar Fees and Expenses	10,000
Accounting Fees and Expenses	150,000
Printing, Engraving and Mailing Expenses	50,000
Blue Sky Fees	5,000
NASD Fees	14,438
Nasdaq Fees	22,500
Miscellaneous	5,239

Total	$470,000

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

ChipPAC, Inc.

ChipPAC is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “General Corporation Law”), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amount paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection with the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

ChipPAC’s Certificate of Incorporation and By-laws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law. ChipPAC maintains a policy of directors and officers liability insurance covering certain liabilities incurred by its directors and officers in connection with the performance of their duties.

ITEM 16.    EXHIBITS

Number	Description
1.1	Form of Underwriting Agreement.

2.1	Amended and Restated Agreement and Plan of Merger of ChipPAC, Inc., a California corporation, and ChipPAC, Inc., a Delaware corporation.**

2.2
Agreement and Plan of Recapitalization and Merger, dated as of March 13, 1999, by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc. and ChipPAC Merger Corp.*

2.3
First Amendment to Agreement and Plan of Recapitalization and Merger, dated as of June 16, 1999, by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc. and ChipPAC Merger Corp.*

2.4
Second Amendment to Agreement and Plan of Recapitalization and Merger, dated as of August 5, 1999, by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc. and ChipPAC Merger Corp.*

4.1	Specimen certificate for ChipPAC, Inc. Class A common stock.**

5.1	Opinion of Kirkland & Ellis.***

23.1	Consent of Kirkland & Ellis (included in Exhibit 5.1).***

23.2	Consent of PricewaterhouseCoopers LLP.

24.1	Powers of Attorney.

*	Incorporated by reference to the Company’s registration statement on Form S-4 (No. 333-91641).
**	Incorporated by reference to the Company’s registration statement on Form S-1 (No. 333-39428).
***	Previously filed.

ITEM 17.    UNDERTAKINGS

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)

under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ChipPAC, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on May 17, 2002.

CHIPPAC, INC.

By:	/s/ DENNIS P. MCKENNA
Dennis P. McKenna Chairman of the Board, President and Chief Executive Officer

* * * *

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the indicated capacities on May 17, 2002.

Signatures	Capacity

/s/ Dennis P. McKenna* Dennis P. McKenna	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ Robert Krakauer* Robert Krakauer	Chief Financial Officer (Principal Financial Officer)

/s/ Michael G. Potter* Michael G. Potter	Corporate Controller (Principal Accounting Officer)

Signatures	Capacity

/s/ Edward Conard* Edward Conard	Director

/s/ Robert W. Conn* Robert W. Conn	Director

/s/ Michael A. Delaney* Michael A. Delaney	Director

/s/ Marshall Haines* Marshall Haines	Director

/s/ R. Douglas Norby* R. Douglas Norby	Director

/s/ Chong Sup Park* Chong Sup Park	Director

/s/ Paul C. Schorr, IV* Paul C. Schorr, IV	Director

*
The undersigned, by signing his/her name hereto, does hereby sign and execute this Amendment No. 1 to the registration statement on behalf of the above-named officers and directors of ChipPAC, Inc. pursuant to the Power of Attorney executed by such officers and/or directors and previously filed.

/s/ Robert Krakauer
Robert Krakauer Attorney-in-Fact

EXHIBIT INDEX

Number	Description
1.1	Form of Underwriting Agreement.

2.1	Amended and Restated Agreement and Plan of Merger of ChipPAC, Inc., a California corporation, and ChipPAC, Inc., a Delaware corporation.**

2.2
Agreement and Plan of Recapitalization and Merger, dated as of March 13, 1999, by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc. and ChipPAC Merger Corp.*

2.3
First Amendment to Agreement and Plan of Recapitalization and Merger, dated as of June 16, 1999, by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc. and ChipPAC Merger Corp.*

2.4
Second Amendment to Agreement and Plan of Recapitalization and Merger, dated as of August 5, 1999, by and among Hyundai Electronics Industries Co., Ltd., Hyundai Electronics America, ChipPAC, Inc. and ChipPAC Merger Corp.*

4.1	Specimen certificate for ChipPAC, Inc. Class A common stock.**

5.1	Opinion of Kirkland & Ellis.***

23.1	Consent of Kirkland & Ellis (included in Exhibit 5.1).***

23.2	Consent of PricewaterhouseCoopers LLP.

24.1	Powers of Attorney (included on the signature page hereto).

*	Incorporated by reference to the Company’s registration statement on Form S-4 (No. 333-91641).
**	Incorporated by reference to the Company’s registration statement on Form S-1 (No. 333-39428).
***	Previously filed.